Exhibit 99.1

TD Bank Group Reports First Quarter 2017 Results Report to Shareholders • Three months ended January 31, 2017

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.32, compared with $1.17.
•	Adjusted diluted earnings per share were $1.33, compared with $1.18.
•	Reported net income was $2,533 million, compared with $2,223 million.
•	Adjusted net income was $2,558 million, compared with $2,247 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $80 million ($59 million after tax or 3 cents per share), compared with $90 million ($65 million after tax or 3 cents per share) in the first quarter last year.
•	A gain of $41 million ($34 million after tax or 2 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $46 million ($41 million after tax or 2 cents per share) in the first quarter last year.

TORONTO, March 2, 2017 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ending January 31, 2017. First quarter reported earnings were $2.5 billion, up 14% compared with the same quarter last year, reflecting growth across all segments.

"We are pleased with our start to 2017. Our focus on organic growth, combined with favourable market conditions this quarter led to strong results in our retail and wholesale business segments on both sides of the border," said Bharat Masrani, Group President and Chief Executive Officer. The Bank also announced a dividend increase of 5 cents per common share for the quarter ending in April and its intention to launch a normal course issuer bid to repurchase for cancellation up to 15 million of its common shares, which is subject to regulatory approval.

Canadian Retail

Canadian Retail net income was $1,566 million, an increase of 4% compared with the same quarter last year reflecting volume growth, improved margins, and higher wealth revenue, partially offset by higher investments in technology initiatives and front-line employees, and volume-driven expenses.

U.S. Retail

U.S. Retail net income was $800 million (US$601 million) this quarter compared with $751 million (US$552 million) for the first quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $689 million (US$518 million), an increase of 7% (10% in U.S. dollars) compared with the first quarter last year. Earnings reflect good operating leverage, growth in customers, loans and deposits, and fee income.

TD Ameritrade contributed $111 million (US$83 million) in earnings to the segment, an increase of 2% (1% in U.S. dollars) compared with $109 million (US$82 million) for the same quarter last year, reflecting higher trading volumes and asset-based revenue, partially offset by higher operating expenses.

Wholesale Banking

Wholesale Banking net income was $267 million, an increase of 66% compared with the first quarter last year, reflecting revenue growth from higher origination activity in debt and equity capital markets, higher trading-related revenue, and recoveries in credit losses.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.9%, compared with 10.4% last quarter.

Conclusion

"We experienced good revenue growth this quarter and made investments in technology and front-line employees to strengthen relationships with our customers and clients," said Masrani. "Moving forward, we will continue to capitalize on our scale, customer-centric brand and diversified business mix to compete, grow and win."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 2.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 1

CONTENTS

1	FIRST QUARTER FINANCIAL HIGHLIGHTS and	26	Managing Risk
	ADJUSTMENTS (ITEMS OF NOTE)	40	Securitization and Off-Balance Sheet Arrangements
		42	Accounting Policies and Estimates
		44	Changes in Internal Control over Financial Reporting

	MANAGEMENT'S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
3	Financial Highlights	45	Interim Consolidated Balance Sheet
4	How We Performed	46	Interim Consolidated Statement of Income
6	Financial Results Overview	47	Interim Consolidated Statement of Comprehensive Income
10	How Our Businesses Performed	48	Interim Consolidated Statement of Changes in Equity
14	Quarterly Results	49	Interim Consolidated Statement of Cash Flows
15	Balance Sheet Review	50	Notes to Interim Consolidated Financial Statements
16	Credit Portfolio Quality
22	Capital Position	73	SHAREHOLDER AND INVESTOR INFORMATION

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2016 MD&A") in the Bank's 2016 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2017", and in other statements regarding the Bank's objectives and priorities for 2017 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2016 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2017", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three months ended January 31, 2017, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2016 Consolidated Financial Statements and related Notes and 2016 MD&A. This MD&A is dated March 1, 2017. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2016 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2016 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Results of operations
Total revenue	$9,120	$8,745	$8,610
Provision for credit losses	633	548	642
Insurance claims and related expenses	574	585	655
Non-interest expenses	4,897	4,848	4,653
Net income – reported	2,533	2,303	2,223
Net income – adjusted[1]	2,558	2,347	2,247
Return on common equity – reported	14.4%	13.3%	13.3%
Return on common equity – adjusted[2]	14.5	13.6	13.5
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$584.7	$585.7	$567.0
Total assets	1,186.9	1,177.0	1,173.6
Total deposits	774.5	773.7	736.5
Total equity	73.3	74.2	71.7
Total Common Equity Tier 1 Capital risk-weighted assets[3]	402.2	405.8	399.6
Financial ratios
Efficiency ratio – reported	53.7%	55.4%	54.0%
Efficiency ratio – adjusted[1]	53.2	54.8	53.5
Common Equity Tier 1 Capital ratio[3]	10.9	10.4	9.9
Tier 1 Capital ratio[3]	12.6	12.2	11.4
Total Capital ratio[3]	15.1	15.2	13.7
Leverage ratio	4.0	4.0	3.7
Provision for credit losses as a % of net average loans and acceptances[4]	0.42	0.37	0.45
Common share information – reported (dollars)
Per share earnings
Basic	$1.32	$1.20	$1.17
Diluted	1.32	1.20	1.17
Dividends per share	0.55	0.55	0.51
Book value per share	36.25	36.71	35.99
Closing share price[5]	67.41	60.86	53.15
Shares outstanding (millions)
Average basic	1,855.8	1,855.4	1,854.1
Average diluted	1,860.3	1,858.8	1,857.5
End of period	1,856.4	1,857.2	1,850.3
Market capitalization (billions of Canadian dollars)	$125.1	$113.0	$98.3
Dividend yield	3.4%	3.7%	3.9%
Dividend payout ratio	41.6	45.7	43.6
Price-earnings ratio	14.0	13.0	12.4
Total shareholder return (1 year)[6]	31.7	17.9	9.2
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.34	$1.23	$1.18
Diluted	1.33	1.22	1.18
Dividend payout ratio	41.2%	44.8%	43.1%
Price-earnings ratio	13.4	12.5	11.4
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
5	Toronto Stock Exchange closing market price.
6	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 3

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with over 11 million active online and mobile customers. TD had $1.2 trillion in assets as at January 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Net interest income	$5,141	$5,072	$5,047
Non-interest income	3,979	3,673	3,563
Total revenue	9,120	8,745	8,610
Provision for credit losses	633	548	642
Insurance claims and related expenses	574	585	655
Non-interest expenses	4,897	4,848	4,653
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,016	2,764	2,660
Provision for income taxes	596	555	546
Equity in net income of an investment in TD Ameritrade	113	94	109
Net income – reported	2,533	2,303	2,223
Preferred dividends	48	43	25
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,485	$2,260	$2,198
Attributable to:
Common shareholders	$2,456	$2,231	$2,169
Non-controlling interests	29	29	29

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Operating results – adjusted
Net interest income	$5,141	$5,072	$5,047
Non-interest income[1]	3,938	3,654	3,517
Total revenue	9,079	8,726	8,564
Provision for credit losses	633	548	642
Insurance claims and related expenses	574	585	655
Non-interest expenses[2]	4,833	4,784	4,579
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,039	2,809	2,688
Provision for income taxes	610	572	566
Equity in net income of an investment in TD Ameritrade[3]	129	110	125
Net income – adjusted	2,558	2,347	2,247
Preferred dividends	48	43	25
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,510	2,304	2,222
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	29	29	29
Net income availablue to common shareholders – adjusted	2,481	2,275	2,193
Pre-tax adjustments for items of note
Amortization of intangibles[4]	(80)	(80)	(90)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[5]	41	19	46
Provision for (recovery of) income taxes for items of note
Amortization of intangibles	(21)	(20)	(25)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	7	3	5
Total adjustments for items of note	(25)	(44)	(24)
Net income available to common shareholders – reported	$2,456	$2,231	$2,169
1	Adjusted non-interest income excludes the following items of note: first quarter 2017 – $41 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, as explained in footnote 5; fourth quarter 2016 – $19 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; first quarter 2016 – $46 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio. These amounts were reported in the Corporate segment.
2	Adjusted non-interest expenses excludes the following items of note: first quarter 2017 – $64 million amortization of intangibles, as explained in footnote 4; fourth quarter 2016 – $64 million amortization of intangibles; first quarter 2016 – $74 million amortization of intangibles. These amounts were reported in the Corporate segment.
3	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: first quarter 2017 – $16 million amortization of intangibles, as explained in footnote 4; fourth quarter 2016 – $16 million amortization of intangibles; first quarter 2016 – $16 million amortization of intangibles. These amounts were reported in the Corporate segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Basic earnings per share – reported	$1.32	$1.20	$1.17
Adjustments for items of note[2]	0.02	0.03	0.01
Basic earnings per share – adjusted	$1.34	$1.23	$1.18

Diluted earnings per share – reported	$1.32	$1.20	$1.17
Adjustments for items of note[2]	0.01	0.02	0.01
Diluted earnings per share – adjusted	$1.33	$1.22	$1.18
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 5

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
TD Bank, National Association (TD Bank, N.A.)	$25	$25	$30
TD Ameritrade Holding Corporation (TD Ameritrade)[2]	16	16	16
MBNA Canada	9	9	9
Aeroplan	5	4	4
Other	4	6	6
	59	60	65
Software and asset servicing rights	82	94	80
Amortization of intangibles, net of income taxes	$141	$154	$145
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Included in equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Average common equity	$67,697	$66,769	$64,641
Net income available to common shareholders – reported	2,456	2,231	2,169
Items of note, net of income taxes[1]	25	44	24
Net income available to common shareholders – adjusted	2,481	2,275	2,193
Return on common equity – reported	14.4%	13.3%	13.3%
Return on common equity – adjusted	14.5	13.6	13.5
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the first quarter of 2017. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•	Adjusted diluted earnings per share for the three months ended January 31, 2017, increased 13% from the same period last year reflecting higher earnings across all segments. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on common equity for the three months ended January 31, 2017, was 14.5%.
•	For the twelve months ended January 31, 2017, the total shareholder return was 31.7% compared to the Canadian peer[1] average of 34.6%.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. Appreciation of the Canadian dollar had an unfavourable impact on U.S. Retail segment earnings for the three months ended January 31, 2017, compared with the same period last year, as shown in the following table.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2017 vs.
January 31, 2016
U.S. Retail Bank
Decreased total revenue	$79
Decreased non-interest expenses	45
Decreased net income – after tax	21
Decreased equity in net income of an investment in TD Ameritrade	1
U.S. Retail segment decreased net income – after tax	22
Earnings per share (dollars)
Decrease in basic	$0.01
Decrease in diluted	0.01

On a trailing twelve month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate will increase/decrease U.S. Retail segment net income by approximately $40 million.

__________________________________

1 Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 6

Economic Summary and Outlook

After recording virtually no growth during the first half of calendar 2016, Canada's economy kicked into higher gear in the year's second half with an average rate of expansion of approximately 3% annualized. While a rebound in oil production and exports in the aftermath of last spring's wildfires in northern Alberta accounted for an important part of the turnaround in the July to December 2016 period, a solid advance in consumer spending was at the core. However, for the 2016 calendar year as a whole, economic growth still ran at a sub-par 1.4%.

Looking ahead, Canada's economic performance could be more highly influenced than normal by economic and political developments in the United States. The U.S. economy has led a general global upswing in growth since mid-2016, and most signs point to a solid 2-2.5% advance in real GDP stateside over the next few years. With the labour market close to full employment, robust hiring demand has been translating into steady wage gains across the income spectrum. Americans have also been lured back into the job market, as evidenced by a rising participation rate. A continuation of a relatively low unemployment rate and broad-based income increases are expected to underpin a steady pace of household spending and housing demand in the coming quarters, despite recent increases in borrowing costs. Meanwhile, business spending fundamentals among U.S. corporations have been improving recently. In this environment, the U.S. Federal Reserve is likely to follow through with further gradual reductions in monetary accommodation over the next few years. Continued attractive U.S. bond yields relative to those in other advanced economies are expected to keep the U.S. dollar close to its highest levels in more than a decade.

Potential policy moves in Washington represent a key source of uncertainty to the U.S. economic outlook. The Administration and Congress are contemplating major reforms to taxes and deregulation, along with a number of other measures related to spending on infrastructure and defense. Other policies that have been floated, such as those that could reduce flows of trade and immigration to the U.S. could be growth inhibiting. At this stage, both the measures to be adopted and their timing remain highly speculative, injecting both upside and downside risks to the economic outlook.

For Canada, this increased uncertainty is occurring against a backdrop of improved global demand for Canadian-sourced goods and services. Exports rebounded solidly in the fourth calendar quarter of 2016 and are expected to maintain momentum in the upcoming year in tandem with trends in U.S. and global spending. After a difficult two-year slump that was driven in large part by weakness in the resource sector, business investment in Canada looks to have bottomed and we anticipate a modest recovery in 2017. However, that momentum is at risk of being restrained by policy uncertainty south of the border, and in particular the potential for trade protectionist measures or business tax reform by the U.S. government that dampen investment intentions among Canadian firms.

The real estate sector has remained a major engine of growth, supported by the persisting low rate environment and rising wealth associated with housing prices. The ongoing strength in national sales and prices in late 2016 and early 2017 can largely be chalked up to one market, the Greater Toronto Area (GTA). Home price pressures in the GTA continue to escalate under very tight supply conditions within the single-family home segment. In contrast, the previously heated Vancouver market has recorded a significant slowdown in sales and average prices since the implementation of housing-related taxes on non-residents last summer. A number of developments continue to point to a moderation in Canadian housing resale activity by the second half of this year. Chief among them are the tightening of the rules for insured mortgage by the federal government last autumn and recent increases in mortgage rates. However, Toronto's tight supply conditions suggest a flattening in price pressures is the more likely outcome, rather than an outright correction in the absence of any additional policy measures.

Government spending is projected to provide a moderate boost to economic growth over the near term, spearheaded by fiscal expansion at the federal level. The federal government is gearing up to release a spring budget that lays out an innovation strategy. Among the various initiatives are the "Canadian Infrastructure Bank" and "global skills strategy" that could help strengthen Canada's longer-term growth foundation.

In light of these generally supportive economic tailwinds, Canada's rate of expansion is expected to accelerate to 1.8% in the 2017 calendar year. However, beneath the headline figures lie diverging regional performances. The Alberta and Saskatchewan economies appear poised to begin expanding after two years of contraction. Conversely, Ontario and British Columbia, which continued to enjoy robust gains of nearly 3% in 2016, are likely to record somewhat more tempered gains closer to 2% this year. Elsewhere, economic growth is expected to remain modest but steady.

Against a backdrop of muted inflationary pressures, the Bank of Canada is expected to maintain its overnight rate through the end of calendar 2018. This is consistent with the Bank of Canada's most recent published forecast, which continues to show a degree of persistent economic slack. A rising U.S.-Canada short-term interest spread is expected to hold the Canadian dollar to an average of US74 - US75 cents this year, below its recent move to US77 cents.

In addition to risks surrounding the U.S. government policy landscape, there are other uncertainties that could knock the Canadian economy off its path of moderate growth. A number of upcoming elections in the Eurozone may result in increased global uncertainty and volatility. Domestically, the key risk is the potential for a disorderly correction in Canada's housing market that could set the stage for a significant deleveraging cycle.

Net Income

Quarterly comparison – Q1 2017 vs. Q1 2016

Reported net income for the quarter was $2,533 million, an increase of $310 million, or 14%, compared with the first quarter last year. The increase in reported net income was due to higher earnings across all segments. Wholesale Banking net income reflected higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. Corporate segment net loss decreased primarily due to higher revenue from treasury and balance sheet management activities, and prior year items related to provisions for incurred but not identified credit losses, and negative tax items, partially offset by higher net corporate expenses this quarter. Canadian Retail net income increased due to revenue growth and lower insurance claims, partially offset by higher non-interest expenses and provision for credit losses (PCL). U.S. Retail net income reflected higher loan and deposit volumes and fee income growth, partially offset by higher expenses and PCL. Adjusted net income for the quarter was $2,558 million, an increase of $311 million, or 14%.

Quarterly comparison – Q1 2017 vs. Q4 2016

Reported net income for the quarter increased $230 million, or 10%, compared with the prior quarter. The increase in reported net income was due to higher earnings across all segments. U.S. Retail net income increased due to the impact of the interest rate increases, higher loan and deposit volumes, lower expenses, and the favourable impact of foreign currency translation, partially offset by higher PCL. Canadian Retail net income reflected revenue growth, lower non-interest expenses and lower insurance claims. Corporate segment experienced a lower net loss due to higher revenue from treasury and balance sheet management activities, and higher gains related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio reported as an item of note, partially offset by higher net corporate expenses and the impact of positive tax items in the prior quarter. Wholesale Banking net income increased due to higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. Adjusted net income for the quarter increased $211 million, or 9%.

Net Interest Income

Quarterly comparison – Q1 2017 vs. Q1 2016

Net interest income for the quarter was $5,141 million, an increase of $94 million, or 2%, compared with the first quarter last year. Net interest income increased in the Canadian Retail and U.S. Retail segments, partially offset by a decrease in the Wholesale Banking and Corporate segments. Canadian Retail net interest income increased due to loan and deposit volume growth and favourable business mix. U.S. Retail net interest income increased primarily due to higher loan and deposit volumes, and higher deposit margins. Corporate segment net interest income decreased mainly due to treasury and balance sheet management activities this quarter, partially offset by higher contributions from the strategic cards portfolio. Wholesale Banking reflected lower trading net interest income.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 7

Quarterly comparison – Q1 2017 vs. Q4 2016

Net interest income for the quarter increased $69 million, or 1%, compared with the prior quarter. Net interest income increased primarily in the Canadian Retail and U.S. Retail segments. Wholesale Banking and Corporate segments were relatively flat compared to last quarter. Canadian Retail net interest income increased primarily due to loan and deposit volume growth and higher margins. U.S. Retail net interest income increased primarily due to the favourable impact of foreign currency translation.

Non-Interest Income

Quarterly comparison – Q1 2017 vs. Q1 2016

Reported non-interest income for the quarter was $3,979 million, an increase of $416 million, or 12%, compared with the first quarter last year. All segments experienced increases in reported non-interest income. Wholesale Banking non-interest income reflected higher origination activity from debt and equity capital markets, and higher trading-related revenue. U.S. Retail non-interest income increased due to fee income growth in personal banking and wealth management and the favourable impact from balance sheet management activities. Canadian Retail non-interest income reflected higher fee-based revenue and wealth asset growth, partially offset by changes in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims and related expenses. Corporate segment non-interest income increased due to higher revenue from treasury and balance sheet management activities and a lower gain related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio reported as an item of note. Adjusted non-interest income for the quarter was $3,938 million, an increase of $421 million, or 12%.

Quarterly comparison – Q1 2017 vs. Q4 2016

Reported non-interest income for the quarter increased $306 million, or 8%, compared with the prior quarter. Non-interest income increased in the Wholesale Banking, Corporate and U.S. Retail segments, partially offset by a decrease in the Canadian Retail segment. Wholesale Banking non-interest income reflected higher origination activity in equity capital markets and higher trading-related revenue, partially offset by lower corporate lending fees. Corporate segment non-interest income increased primarily due to higher gains related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio reported as an item of note. U.S. Retail non-interest income increased due to fee income growth in wealth management, commercial banking, and credit cards, and the favourable impact from balance sheet management activities and foreign currency translation. Canadian Retail segment non-interest income decreased due to changes in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims and related expenses, partially offset by higher fee-based revenue. Adjusted non-interest income for the quarter increased $284 million, or 8%.

Provision for Credit Losses

Quarterly comparison – Q1 2017 vs. Q1 2016

PCL for the quarter was $633 million, a decrease of $9 million, or 1%, compared with the first quarter last year. PCL decreased in the Corporate and Wholesale Banking segments, partially offset by increases in the U.S. Retail and Canadian Retail segments. Corporate segment PCL decreased due to provisions for incurred but not identified credit losses in the prior year. Wholesale Banking PCL reflected the recovery of specific provisions in the oil and gas sector. U.S. Retail PCL increased due to higher provisions related to mix in auto lending and growth and seasoning in credit cards. Canadian Retail PCL increased reflecting the benefit in the prior year of the sale of charged-off accounts and higher provisions in the auto lending portfolio in the current quarter.

Quarterly comparison – Q1 2017 vs. Q4 2016

PCL for the quarter increased $85 million, or 16%, compared with the prior quarter, primarily in the U.S. Retail, Corporate, and Canadian Retail segments, partially offset by a decrease in the Wholesale Banking segment. U.S. Retail PCL increased due to seasonality in the auto lending and credit card portfolios, the benefit in the prior quarter related to the release of special reserves held for the South Carolina flood and certain legacy home equity loans, and the impact of foreign currency translation. Corporate segment PCL increased due to higher contributions from the strategic cards portfolio. Canadian Retail PCL increased primarily due to higher provisions in the auto lending portfolio in the current quarter. Wholesale Banking PCL decreased due to the recovery of specific provisions in the oil and gas sector.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$(10)	$19	$20
Provision for credit losses – individually insignificant	676	620	613
Recoveries	(164)	(137)	(169)
Total provision for credit losses for counterparty-specific and individually
insignificant	502	502	464
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[1]	–	–	65
U.S. Retail	102	18	85
Corporate[2]	29	28	28
Total provision for credit losses – incurred but not identified	131	46	178
Provision for credit losses – reported	$633	$548	$642
1	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
2	The retailer program partners' share of the U.S. strategic cards portfolio.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 8

Insurance claims and related expenses

Quarterly comparison – Q1 2017 vs. Q1 2016

Insurance claims and related expenses for the quarter were $574 million, a decrease of $81 million, or 12%, compared with the first quarter last year, reflecting changes in the fair value of investments supporting claims liabilities, which resulted in a similar decrease in non-interest income, and lower current year claims.

Quarterly comparison – Q1 2017 vs. Q4 2016

Insurance claims and related expenses for the quarter decreased $11 million, or 2%, compared with the prior quarter, reflecting lower current year claims and changes in the fair value of investments supporting claims liabilities, which resulted in a similar decrease in non-interest income, partially offset by lower favourable prior years’ claims development.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q1 2017 vs. Q1 2016

Reported non-interest expenses were $4,897 million, an increase of $244 million, or 5%, compared with the first quarter last year. Non-interest expenses increased in the Canadian Retail, Wholesale Banking, and U.S. Retail segments, partially offset by a decrease in the Corporate segment. Canadian Retail non-interest expenses increased due to higher investment in strategic technology initiatives, volume-driven expenses including revenue-based variable expenses, higher investments in front-line employees, and business growth, partially offset by productivity savings. Wholesale Banking non-interest expenses reflected higher variable compensation and operating expenses, and costs associated with the acquisition of Albert Fried & Company. U.S. Retail non-interest expenses increased largely due to higher spend for technology modernization, volume growth and additional front-line employees, partially offset by productivity savings. The decrease in the Corporate segment was primarily due to the impact of foreign currency translation and lower amortization of intangibles recorded as an item of note, partially offset by higher net corporate expenses due to ongoing investments in enterprise and regulatory projects. Adjusted non-interest expenses were $4,833 million, an increase of $254 million, or 6%. We expect the rate of growth in non-interest expenses to remain elevated in the first half of the fiscal year and to abate in the second half.

The Bank's reported efficiency ratio was 53.7%, compared with 54.0% in the first quarter last year. The Bank's adjusted efficiency ratio was 53.2%, compared with 53.5%.

Quarterly comparison – Q1 2017 vs. Q4 2016

Reported non-interest expenses for the quarter increased $49 million, or 1%, compared with the prior quarter. Reported non-interest expenses increased in the Wholesale Banking and Corporate segments, partially offset by decreases in the U.S. Retail and Canadian Retail segments. Wholesale Banking non-interest expenses increased due to higher variable compensation and operating expenses, and costs associated with the acquisition of Albert Fried & Company. Corporate non-interest expenses increased due to foreign currency translation, the timing of regulatory fees, and seasonality of certain other expenses. U.S. Retail non-interest expenses decreased due to store optimization and higher provisions in the prior quarter and an increase in productivity savings. Canadian Retail non-interest expenses decreased due to productivity savings and higher marketing and business initiatives in the prior quarter, partially offset by higher employee costs. Adjusted non-interest expenses increased $49 million, or 1%.

The Bank's reported efficiency ratio was 53.7%, compared with 55.4% in the prior quarter. The Bank's adjusted efficiency ratio was 53.2%, compared with 54.8%.

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 19.8% for the first quarter, compared with 20.5% in the first quarter last year and 20.1% in the prior quarter. The year-over-year and quarter-over-quarter decreases were largely due to higher tax exempt dividend income and the impact of one-time adjustments.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31		October 31		January 31
	2017		2016		2016
Income taxes at Canadian statutory income tax rate	$798	26.5%	$732	26.5%	$704	26.5%
Increase (decrease) resulting from:
Dividends received	(87)	(2.9)	(57)	(2.1)	(55)	(2.1)
Rate differentials on international operations	(129)	(4.3)	(114)	(4.1)	(115)	(4.3)
Other	14	0.5	(6)	(0.2)	12	0.4
Provision for income taxes and effective
income tax rate – reported	$596	19.8%	$555	20.1%	$546	20.5%
Total adjustments for items of note[1]	14		17		20
Provision for income taxes and effective
income tax rate – adjusted[2,3]	$610	20.1%	$572	20.4%	$566	21.1%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank's adjusted effective tax rate was 20.1% for the quarter, lower than 21.1% in the first quarter last year and 20.4% in the prior quarter. The year-over-year and quarter-over-quarter decreases were largely due to higher tax exempt dividend income and the impact of one-time adjustments.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 9

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2016 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2016. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $112 million, compared with $65 million in the first quarter last year, and $86 million in the prior quarter.

TABLE 10: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Net interest income	$2,613	$2,551	$2,491
Non-interest income	2,590	2,599	2,540
Total revenue	5,203	5,150	5,031
Provision for credit losses	269	263	228
Insurance claims and related expenses	574	585	655
Non-interest expenses	2,225	2,250	2,079
Net income	$1,566	$1,502	$1,513

Selected volumes and ratios
Return on common equity	43.2%	41.5%	42.6%
Margin on average earning assets (including securitized assets)	2.82	2.78	2.80
Efficiency ratio	42.8	43.7	41.3
Assets under administration (billions of Canadian dollars)[1]	$390	$379	$342
Assets under management (billions of Canadian dollars)[1]	266	271	248
Number of Canadian retail branches	1,154	1,156	1,157
Average number of full-time equivalent staff	39,347	39,149	38,301
1	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to recognize mutual funds sold through the branch network as part of AUA. In addition, AUA has been updated to reflect a change in the measurement of certain business activities within Canadian Retail. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q1 2017 vs. Q1 2016

Canadian Retail net income for the quarter was $1,566 million, an increase of $53 million, or 4%, compared with the first quarter last year. The increase in earnings reflects revenue growth and lower insurance claims, partially offset by higher non-interest expenses and higher PCL. The annualized ROE for the quarter was 43.2%, compared with 42.6% in the first quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,203 million, an increase of $172 million, or 3%, compared with the first quarter last year. Net interest income increased $122 million, or 5%, reflecting loan and deposit volume growth and favourable business mix. Non-interest income increased $50 million, or 2%, reflecting higher fee-based revenue and wealth asset growth, partially offset by changes in the fair value of investments supporting claims liabilities of $57 million which resulted in a similar reduction to insurance claims and related expenses. Margin on average earning assets was 2.82%, an increase of 2 basis points (bps), reflecting favourable business mix, partially offset by the low interest rate environment, competitive pricing, and treasury actions.

Average loan volumes increased $15 billion, or 4%, compared with the first quarter last year, reflecting 3% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $31 billion, or 12%, compared with the first quarter last year, reflecting 8% growth in personal deposit volumes, 16% growth in business deposit volumes and 25% growth in wealth deposit volumes.

AUA were $390 billion as at January 31, 2017, an increase of $48 billion, or 14%, compared with the first quarter last year, reflecting new asset growth and increases in market value. AUM were $266 billion as at January 31, 2017, an increase of $18 billion, or 7%, compared with the first quarter last year, reflecting increases in market value and new asset growth.

PCL for the quarter was $269 million, an increase of $41 million, or 18%, compared with the first quarter last year. Personal banking PCL was $258 million, an increase of $33 million, or 15%. The increase reflects the benefit in the prior year of the sale of charged-off accounts and higher provisions in the auto lending portfolio in the current quarter. Business banking PCL was $11 million, an increase of $8 million. Annualized PCL as a percentage of credit volume was 0.29%, or an increase of 4 bps. Net impaired loans were $715 million, a decrease of $51 million, or 7%. Net impaired loans as a percentage of total loans were 0.19%, compared with 0.21% as at January 31, 2016.

Insurance claims and related expenses for the quarter were $574 million, a decrease of $81 million, or 12%, compared with the first quarter last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to non-interest income, and lower current year claims.

Non-interest expenses for the quarter were $2,225 million, an increase of $146 million, or 7%, compared with the first quarter last year. The increase reflects higher investment in strategic technology initiatives including digitizing the customer experience and enhancing our product suite, volume-driven expenses including revenue-based variable expenses in the wealth business, higher investments in front-line employees and business growth, partially offset by productivity savings.

The efficiency ratio for the quarter was 42.8%, compared with 41.3% in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 10

Quarterly comparison – Q1 2017 vs. Q4 2016

Canadian Retail net income for the quarter increased $64 million, or 4%, compared with the prior quarter. The increase in earnings reflects revenue growth, lower non-interest expenses and lower insurance claims. The annualized ROE for the quarter was 43.2%, compared with 41.5% in the prior quarter.

Revenue increased $53 million, or 1%, compared with the prior quarter. Net interest income increased $62 million, or 2%, reflecting loan and deposit volume growth, and improved margins. Non-interest income decreased $9 million reflecting changes in the fair value of investments supporting claims liabilities of $51 million which resulted in a similar reduction to insurance claims and related expenses, partially offset by higher fee-based revenue. Margin on average earning assets was 2.82%, or an increase of 4 bps, reflecting favourable business mix, treasury actions, and product re-pricing.

Average loan volumes increased $3 billion, or 1%, compared with the prior quarter, reflecting 1% growth in personal loan volumes and 2% growth in business loan volumes. Average deposit volumes increased $9 billion, or 3%, compared with the prior quarter, reflecting 2% growth in personal deposit volumes, 4% growth in business deposit volumes and 8% growth in wealth deposit volumes.

AUA increased $11 billion, or 3%, compared with the prior quarter, reflecting increases in market value and new asset growth. AUM decreased $5 billion, or 2%, compared with the prior quarter, reflecting decreases in market value, partially offset by new asset growth.

PCL for the quarter increased $6 million, or 2%, compared with the prior quarter. Personal banking PCL for the quarter increased $13 million, or 5%, reflecting higher provisions in the auto lending portfolio in the current quarter. Business banking PCL decreased $7 million. Annualized PCL as a percentage of credit volume was 0.29%, or an increase of 1 basis point. Net impaired loans increased $10 million, or 1%. Net impaired loans as a percentage of total loans were 0.19%, or flat, compared with October 31, 2016.

Insurance claims and related expenses for the quarter decreased $11 million, or 2%, compared with the prior quarter, reflecting lower current year claims and changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to non-interest income, partially offset by lower favourable prior years' claims development.

Non-interest expenses decreased $25 million, or 1%, reflecting productivity savings and higher marketing and business initiatives in the prior quarter, partially offset by higher employee costs.

The efficiency ratio for the quarter was 42.8%, compared with 43.7% in the prior quarter.

TABLE 11: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
Canadian Dollars	2017	2016	2016
Net interest income	$1,839	$1,832	$1,769
Non-interest income	687	592	630
Total revenue[1]	2,526	2,424	2,399
Provision for credit losses	257	193	221
Non-interest expenses	1,434	1,499	1,406
U.S. Retail Bank net income	689	608	642
Equity in net income of an investment in TD Ameritrade	111	93	109
Net income	$800	$701	$751

U.S. Dollars
Net interest income	$1,381	$1,396	$1,288
Non-interest income	517	452	459
Total revenue[1]	1,898	1,848	1,747
Provision for credit losses	193	146	160
Non-interest expenses	1,077	1,142	1,022
U.S. Retail Bank net income	518	465	470
Equity in net income of an investment in TD Ameritrade	83	71	82
Net income	$601	$536	$552

Selected volumes and ratios
Return on common equity	9.1%	8.3%	8.7%
Margin on average earning assets[1,2]	3.03	3.13	3.11
Efficiency ratio	56.7	61.8	58.6
Assets under administration (billions of U.S. dollars)[3]	$18	$17	$16
Assets under management (billions of U.S. dollars)[3]	60	66	73
Number of U.S. retail stores	1,257	1,278	1,264
Average number of full-time equivalent staff	26,037	26,103	25,226
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
3	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to include a portion of the AUM balance administered by the Bank in AUA. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q1 2017 vs. Q1 2016

U.S. Retail net income for the quarter was $800 million (US$601 million), which included net income of $689 million (US$518 million) from the U.S. Retail Bank and $111 million (US$83 million) from the Bank's investment in TD Ameritrade. U.S. Retail earnings increased US$49 million, or 9%, compared with the first quarter last year. U.S. Retail Canadian dollar earnings were up $49 million, or 7%. The annualized ROE for the quarter was 9.1%, compared with 8.7% in the first quarter last year.

The contribution from TD Ameritrade of US$83 million was up US$1 million, or 1% compared with the first quarter last year, primarily due to higher trading volumes and asset-based revenue, partially offset by higher operating expenses.

U.S. Retail Bank net income for the quarter increased US$48 million, or 10%, compared with the first quarter last year, due to higher loan and deposit volumes and fee income growth, partially offset by higher expenses and PCL.

U.S. Retail Bank revenue is derived from personal and business banking, wealth management services, and investments. Revenue for the quarter was US$1,898 million, an increase of US$151 million, or 9%, compared with the first quarter last year. Net interest income increased US$93 million, or 7%, primarily due to higher loan and deposit volumes and higher deposit margins. Margin on average earning assets was 3.03%, an 8 bps decrease due to the accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Excluding this impact, margin was down 3 bps, primarily due to balance sheet mix, offset by higher deposit margins. Non-interest income increased US$58 million, or 13%, reflecting fee income growth in personal banking and wealth management, and the favourable impact from balance sheet management activities, partially offset by a change in time order posting of customer transactions.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 11

Average loan volumes increased US$10 billion, or 7%, compared with the first quarter last year due to growth in personal loans of 4% and business loans of 10%. Average deposit volumes increased US$24 billion, or 11%, reflecting 6% growth in business deposit volumes, 9% growth in personal deposit volumes, and a 16% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at January 31, 2017, an increase of US$1.3 billion, or 8%, compared with the first quarter last year, primarily due to higher private banking balances. AUM were US$60 billion as at January 31, 2017, a decrease of US$13 billion, or 18%, primarily due to the previously disclosed outflow from an institutional account, offset by the acquisition of a sub-advisory relationship.

PCL for the quarter was US$193 million, an increase of US$33 million, or 21%, compared with the first quarter last year. Personal banking PCL was US$150 million, an increase of US$31 million, or 26%, primarily due to higher provisions related to mix in auto lending, and growth and seasoning in credit cards. Business banking PCL was US$43 million, a US$3 million increase. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.5 billion, a decrease of US$205 million, or 12%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at January 31, 2017, a decrease of 23 bps compared with last year.

Non-interest expenses for the quarter were US$1,077 million, an increase of US$55 million, or 5%, compared with the first quarter last year, reflecting higher spend for technology modernization, volume growth, and additional front-line employees, partially offset by productivity savings.

The efficiency ratio for the quarter was 56.7%, compared with 58.6% in the first quarter last year.

Quarterly comparison – Q1 2017 vs. Q4 2016

U.S. Retail earnings increased US$65 million, or 12%, compared with the prior quarter. U.S. Retail Canadian dollar earnings increased $99 million, or 14%. The annualized ROE for the quarter was 9.1%, compared to 8.3% in the prior quarter.

The contribution from TD Ameritrade increased US$12 million, or 17%, compared with the prior quarter, primarily due to lower operating expenses.

U.S. Retail Bank net income for the quarter increased US$53 million, or 11%, compared with the prior quarter, due to interest rate increases, higher loan and deposit volumes, and lower expenses, partially offset by higher PCL.

Revenue for the quarter increased US$50 million, or 3%, compared with the prior quarter. Net interest income decreased US$15 million, or 1%. Margin on average earning assets was 3.03%, a 10 bps decrease due to the accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Excluding this impact, margin was up 1 basis point, primarily reflecting higher deposit margins, partially offset by lower accretion from the acquired credit-impaired loans. Non-interest income increased US$65 million, or 14%, primarily due to fee income growth in wealth management, commercial banking, and credit cards, as well as favourable impact from balance sheet management activities.

Average loan volumes increased US$3 billion, or 2%, compared with the prior quarter, due to growth in personal loans of 2% and business loans of 3%. Average deposit volumes increased US$8 billion, or 4%, reflecting 1% growth in business deposit volumes, 2% growth in personal deposit volumes, and a 6% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at January 31, 2017, an increase of US$0.5 billion, or 3%, compared with the prior quarter, primarily due to higher private banking balances. AUM were US$60 billion as at January 31, 2017, a decrease of US$6 billion, or 9%, primarily due to the previously disclosed outflow from an institutional account, offset by the acquisition of a sub-advisory relationship.

PCL for the quarter increased US$47 million, or 32%, compared with the prior quarter. Personal banking PCL was US$150 million, an increase of US$45 million, or 43%, reflecting seasonality in the auto lending and credit card portfolios, coupled with prior quarter benefits totaling US$20 million related to the release of special reserves held for the South Carolina flood and certain legacy home equity loans. Business banking PCL was US$43 million, an increase of US$3 million. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.5 billion, an increase of US$14 million, or 1%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were flat compared to the prior quarter.

Non-interest expenses for the quarter decreased US$65 million, or 6%, compared with the prior quarter, primarily reflecting store optimization and higher provisions in the prior quarter and an increase in productivity savings.

The efficiency ratio for the quarter was 56.7%, compared with 61.8% in the prior quarter.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 8 of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TABLE 12: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Net interest income (TEB)	$393	$396	$459
Non-interest income	464	345	205
Total revenue	857	741	664
Provision for (recovery of) credit losses	(24)	1	12
Non-interest expenses	524	432	429
Net income	$267	$238	$161

Selected volumes and ratios
Trading-related revenue	$515	$380	$380
Gross drawn (billions of Canadian dollars)[1]	18.6	20.7	18.0
Return on common equity	17.5%	16.1%	10.6%
Efficiency ratio	61.1	58.3	64.6
Average number of full-time equivalent staff	3,929	3,893	3,712
1	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q1 2017 vs. Q1 2016

Wholesale Banking net income for the quarter was $267 million, an increase of $106 million, or 66%, compared with the first quarter last year reflecting higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 17.5%, compared with 10.6% in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 12

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $857 million, an increase of $193 million, or 29%, compared with the first quarter last year reflecting higher origination activity in debt and equity capital markets and higher trading-related revenue.

PCL for the quarter was a net recovery of $24 million as compared with a charge of $12 million in the prior year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses were $524 million, an increase of $95 million, or 22%, compared with the first quarter last year, reflecting higher variable compensation, higher operating expenses and costs associated with the acquisition of Albert Fried & Company.

Quarterly comparison – Q1 2017 vs. Q4 2016

Wholesale Banking net income for the quarter increased $29 million, or 12%, compared with the prior quarter reflecting higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 17.5%, compared with 16.1% in the prior quarter.

Revenue for the quarter increased $116 million, or 16%, compared with the prior quarter reflecting higher origination activity in equity capital markets and higher trading-related revenue, partially offset by lower corporate lending fees.

PCL for the quarter decreased $25 million compared with the prior quarter reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses for the quarter increased $92 million, or 21%, compared with the prior quarter reflecting higher variable compensation, higher operating expenses and costs associated with the acquisition of Albert Fried & Company.

TABLE 13: CORPORATE
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Net income (loss) – reported[1]	$(100)	$(138)	$(202)
Pre-tax adjustments for items of note[2]
Amortization of intangibles	80	80	90
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(41)	(19)	(46)
Total pre-tax adjustments for items of note	39	61	44
Provision for (recovery of) income taxes for items of note	14	17	20
Net income (loss) – adjusted	$(75)	$(94)	$(178)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(233)	$(215)	$(203)
Other	129	92	(4)
Non-controlling interests	29	29	29
Net income (loss) – adjusted	$(75)	$(94)	$(178)

Selected volumes
Average number of full-time equivalent staff	14,195	13,830	12,688
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2017 vs. Q1 2016

Corporate segment's reported net loss for the quarter was $100 million, compared with a reported net loss of $202 million in the first quarter last year. Reported net loss decreased due to higher contribution from Other Items, partially offset by higher net corporate expenses. Other items included higher revenue from treasury and balance sheet management activities this quarter, provisions for incurred but not identified credit losses in the first quarter last year, and impact of negative tax and other items recognized in the first quarter last year. Net corporate expenses increased due to timing of ongoing investments in enterprise and regulatory projects. Adjusted net loss was $75 million, compared with an adjusted net loss of $178 million in the first quarter last year.

Quarterly comparison – Q1 2017 vs. Q4 2016

Corporate segment's reported net loss for the quarter was $100 million, compared with a reported net loss of $138 million in the prior quarter. Reported net loss decreased primarily due to higher contribution from Other Items and gains related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio recognized in the current quarter reported as an item of note, partially offset by higher net corporate expenses. Other items included higher revenue from treasury and balance sheet management activities, partially offset by impact of positive tax-related items recognized in the prior quarter. Net corporate expenses increased due to timing of regulatory fees and seasonality of certain other expenses. Adjusted net loss was $75 million, compared with an adjusted net loss of $94 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 13

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 14: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)				For the three months ended
	2017				2016			2015
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$5,141	$5,072	$4,924	$4,880	$5,047	$4,887	$4,697	$4,580
Non-interest income	3,979	3,673	3,777	3,379	3,563	3,160	3,309	3,179
Total revenue	9,120	8,745	8,701	8,259	8,610	8,047	8,006	7,759
Provision for credit losses	633	548	556	584	642	509	437	375
Insurance claims and related expenses	574	585	692	530	655	637	600	564
Non-interest expenses	4,897	4,848	4,640	4,736	4,653	4,911	4,292	4,705
Provision for (recovery of) income taxes	596	555	576	466	546	259	502	344
Equity in net income of an investment in
TD Ameritrade	113	94	121	109	109	108	91	88
Net income – reported	2,533	2,303	2,358	2,052	2,223	1,839	2,266	1,859
Pre-tax adjustments for items of note
Amortization of intangibles[1]	80	80	79	86	90	89	85	89
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio[1]	(41)	(19)	–	58	(46)	(24)	(21)	(17)
Impairment of goodwill, non-financial assets,
and other charges[2]	–	–	–	111	–	–	–	–
Restructuring charges[3]	–	–	–	–	–	349	–	337
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs[4]	–	–	–	–	–	82	–	–
Litigation and litigation-related
charge(s)/reserve(s)[5]	–	–	–	–	–	–	(39)	52
Total pre-tax adjustments for items of note	39	61	79	255	44	496	25	461
Provision for (recovery of) income taxes for
items of note	14	17	21	25	20	158	6	151
Net income – adjusted	2,558	2,347	2,416	2,282	2,247	2,177	2,285	2,169
Preferred dividends	48	43	36	37	25	26	25	24
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,510	2,304	2,380	2,245	2,222	2,151	2,260	2,145
Attributable to:
Common shareholders – adjusted	2,481	2,275	2,351	2,217	2,193	2,122	2,232	2,117
Non-controlling interests – adjusted	$29	$29	$29	$28	$29	$29	$28	$28

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.32	$1.20	$1.24	$1.07	$1.17	$0.96	$1.20	$0.98
Adjusted	1.34	1.23	1.27	1.20	1.18	1.15	1.21	1.15
Diluted earnings per share
Reported	1.32	1.20	1.24	1.07	1.17	0.96	1.19	0.97
Adjusted	1.33	1.22	1.27	1.20	1.18	1.14	1.20	1.14
Return on common equity – reported	14.4%	13.3%	14.1%	12.5%	13.3%	11.4%	14.9%	12.8%
Return on common equity – adjusted	14.5	13.6	14.5	14.0	13.5	13.5	15.0	15.0

(billions of Canadian dollars, except as noted)
Average earning assets	$1,041	$1,031	$989	$969	$975	$958	$925	$906
Net interest margin as a percentage
of average earning assets	1.96%	1.96%	1.98%	2.05%	2.06%	2.02%	2.01%	2.07%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in "How we Performed" section of this document.
2	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that has been experiencing continued losses. These amounts are reported in the Corporate segment.
3	During 2015, the Bank commenced its restructuring review and recorded restructuring charges of $337 million ($228 million after tax) and $349 million ($243 million after tax) on a net basis, in the second quarter and fourth quarter of 2015, respectively. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
4	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. In addition, the Bank incurred set-up, conversion and other one-time costs related to integration of the acquired cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.
5	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015. During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available. The amount in the third quarter of 2015 reflects this recovery of previous settlements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 14

BALANCE SHEET REVIEW

TABLE 15: CONDENSED CONSOLIDATED BALANCE SHEET
(millions of Canadian dollars)		As at
	January 31, 2017	October 31, 2016
Assets
Interest-bearing deposits with banks	$54,438	$53,714
Trading loans, securities, and other	110,261	99,257
Derivatives	60,640	72,242
Available-for-sale securities	113,275	107,571
Held-to-maturity securities	77,981	84,395
Securities purchased under reverse repurchase agreements	96,389	86,052
Loans, net of allowance for loan losses	584,658	585,656
Other	89,241	88,080
Total assets	$1,186,883	$1,176,967
Liabilities
Trading deposits	$91,485	$79,786
Derivatives	57,936	65,425
Deposits	774,534	773,660
Obligations related to securities sold under repurchase agreements	59,338	48,973
Subordinated notes and debentures	8,394	10,891
Other	121,894	124,018
Total liabilities	1,113,581	1,102,753
Total equity	73,302	74,214
Total liabilities and equity	$1,186,883	$1,176,967

Total assets were $1,187 billion as at January 31, 2017, an increase of $10 billion, or 1%, from October 31, 2016. The increase was primarily due to an increase in trading loans, securities, and other of $11 billion, securities purchased under reverse repurchase agreements of $10 billion, available-for-sale securities of $6 billion, amounts receivable from brokers, dealers, and clients of $5 billion, partially offset by a decrease in derivatives of $12 billion, held-to-maturity securities of $6 billion, and customers’ liabilities under acceptances of $4 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was $14 billion, or 1%.

Trading loans, securities, and other increased $11 billion primarily in Wholesale Banking.

Securities purchased under reverse repurchase agreements increased $10 billion primarily due to an increase in trade volumes and the impact of the acquisition of Albert Fried & Company.

Available-for-sale securities increased $6 billion primarily due to new investments, net of maturities and foreign currency translation.

Amounts received from brokers, dealers and clients increased $5 billion primarily due to unsettled and pending trades.

Derivatives decreased $12 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Held-to-maturity securities decreased $6 billion primarily due to maturities and foreign currency translation, partially offset by new investments.

Customers’ liabilities under acceptances decreased $4 billion primarily due to lower bankers’ acceptances.

Loans (net of allowance for loan losses) decreased $1 billion primarily due to the impact of foreign currency translation in U.S. Retail, partially offset by increases in personal, business, and government loans in all segments.

Total liabilities were $1,114 billion as at January 31, 2017, an increase of $11 billion, or 1%, from October 31, 2016. The increase was primarily due to an increase in trading deposits of $12 billion, obligations related to securities sold under repurchase agreements of $10 billion, and amounts payable to brokers, dealers and clients of $7 billion, partially offset by a decrease in derivatives of $7 billion, acceptances of $4 billion, obligations related to securities sold short of $3 billion, and subordinated notes and debentures of $3 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was $14 billion, or 1%.

Trading deposits increased $12 billion primarily due to higher issuance of certificates of deposits.

Obligations related to securities sold under repurchase agreements increased $10 billion primarily due to the acquisition of Albert Fried & Company and higher trading volumes.

Amounts payable to brokers, dealers and clients increased $7 billion primarily due to unsettled trades.

Derivatives decreased $7 billion primarily due to the current interest rate environment, partially offset by netting of positions.

Acceptances decreased $4 billion primarily due to lower bankers’ acceptances volumes.

Obligations related to securities sold short decreased $3 billion primarily due to a decrease in trade volumes.

Subordinated notes and debentures decreased $3 billion primarily due to a redemption of subordinated debt.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 15

Deposits increased $1 billion primarily due to increases in business and government deposits in the Canadian Retail and U.S. Retail segments, partially offset by the impact of foreign currency translation and decreases in Wholesale Banking.

Equity was $73 billion as at January 31, 2017, a decrease of $1 billion, or 1%, from October 31, 2016. The decrease was primarily due to a decrease in accumulated other comprehensive income reflecting losses on cash flow hedges and foreign currency translation, partially offset by higher retained earnings.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2017 vs. Q1 2016

Gross impaired loans excluding debt securities classified as loans, Federal Deposit Insurance Corporation (FDIC) covered loans, and other ACI loans were $3,399 million as at January 31, 2017, a decrease of $400 million, or 11%, compared with the first quarter last year. U.S. Retail gross impaired loans decreased $394 million, or 15%, compared with the first quarter last year, driven by resolutions outpacing new credit impaired formations in the U.S. home equity line of credit portfolio and the impact of foreign exchange. Canadian Retail gross impaired loans decreased $40 million, or 4%, compared with the first quarter last year. Wholesale gross impaired loans increased $34 million, or 87%, compared with the first quarter last year due to new credit impaired formations throughout 2016 in the oil and gas sector. Net impaired loans were $2,690 million as at January 31, 2017, a decrease of $453 million, or 14%, compared with the first quarter last year, primarily due to resolutions outpacing new credit impaired formations in the U.S. home equity line of credit portfolio and the impact of foreign exchange.

The allowance for credit losses of $4,331 million as at January 31, 2017, was composed of a counterparty-specific allowance of $296 million, a collectively assessed allowance for individually insignificant impaired loans of $609 million, and an allowance for incurred but not identified credit losses of $3,426 million.

The counterparty-specific allowance decreased $100 million, or 25%, compared with the first quarter last year primarily due to a decrease in the debt securities classified as loans portfolio and the impact of foreign exchange. The collectively assessed allowance for individually insignificant impaired loans increased $41 million, or 7%, compared with the first quarter last year primarily due to increases in the U.S. credit card and Canadian indirect auto portfolios offset by the impact of foreign exchange. The allowance for incurred but not identified credit losses increased $252 million, or 8%, compared with the first quarter last year primarily due to increases in the Canadian and U.S. business and government portfolios, the U.S. credit card portfolio and offset by the impact of foreign exchange.

The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level as at the balance sheet date for loans not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the first quarter of 2017, certain refinements were made to the methodology, the cumulative effect of which was not material and which was included in the change for the quarter.

Quarterly comparison – Q1 2017 vs. Q4 2016

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans decreased $110 million, or 3%, compared with the prior quarter. Impaired loans net of allowance decreased $95 million, or 3%, compared with the prior quarter.

The counterparty-specific allowance decreased $103 million, or 26%, compared with the prior quarter due to a decrease in the debt securities classified as loans portfolio and the impact of foreign exchange. The collectively assessed allowance for individually insignificant impaired loans increased $16 million, or 3%, compared with the prior quarter. The allowance for incurred but not identified credit losses increased $45 million, or 1%, compared with the prior quarter.

TABLE 16: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Personal, Business, and Government Loans[1,2]
Impaired loans as at beginning of period	$3,509	$3,467	$3,244
Classified as impaired during the period	1,281	1,227	1,717
Transferred to not impaired during the period	(220)	(274)	(370)
Net repayments	(474)	(354)	(399)
Disposals of loans	–	(1)	–
Amounts written off	(623)	(620)	(559)
Recoveries of loans and advances previously written off	–	–	–
Exchange and other movements	(74)	64	166
Impaired loans as at end of period	$3,399	$3,509	$3,799
1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 16

TABLE 17: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2017	2016	2016
Allowance for loan losses for on-balance sheet loans
Counterparty-specific	$296	$399	$396
Individually insignificant	609	593	568
Incurred but not identified credit losses	2,910	2,881	2,762
Total allowance for loan losses for on-balance sheet loans	3,815	3,873	3,726
Allowance for off-balance sheet positions
Incurred but not identified credit losses	516	500	412
Total allowance for off-balance sheet positions	516	500	412
Allowance for credit losses	$4,331	$4,373	$4,138
Impaired loans, net of allowance[1,2]	$2,690	$2,785	$3,143
Net impaired loans as a percentage of net loans[1,2]	0.45%	0.46%	0.54%
Provision for credit losses as a percentage of net average loans and acceptances	0.42	0.37	0.44
1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

Oil and Gas Exposure

From the beginning of fiscal 2015, West Texas Intermediate crude oil prices fell from approximately US$80 per barrel to US$40 in August, 2016 and have since risen to US$53 as at January 31, 2017. Within the Commercial and Wholesale portfolios, TD had $3.2 billion of drawn exposure to oil and gas producers and services as at January 31, 2017, representing less than 1% of the Bank's total gross loans and acceptances outstanding. Of the $3.2 billion drawn exposure, $1.0 billion is to investment grade borrowers and $2.2 billion to non-investment grade borrowers based on the Bank's internal rating system. The portfolio of oil and gas exposure is broadly diversified and consistent with TD's North American strategy. For certain producers, a borrowing base re-determination is performed on a semi-annual basis, the results of which are used to determine exposure levels and credit terms. Within the retail credit portfolios, TD had $62.4 billion of consumer and small business outstanding exposure in Alberta, Saskatchewan, and Newfoundland and Labrador as at January 31, 2017, the regions most impacted by lower oil prices. Excluding real estate secured lending, consumer and small business banking drawn exposure represents 2% of the Bank's total gross loans and acceptances outstanding. The Bank regularly conducts stress testing on its credit portfolios in light of current market conditions. The Bank's portfolios continue to perform within expectations given the current level and near term outlook for commodity prices in this sector.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers' default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 17

TABLE 18: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)									As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								January 31, 2017
Canada
Atlantic provinces	$3,957	2.1%	$1,988	1.1%	$503	0.8%	$1,070	1.6%	$4,460	1.8%	$3,058	1.2%
British Columbia[4]	16,510	8.8	17,184	9.1	2,548	3.9	9,421	14.3	19,058	7.5	26,605	10.5
Ontario[4]	46,518	24.7	43,687	23.2	8,739	13.3	26,059	39.5	55,257	21.7	69,746	27.5
Prairies[4]	26,813	14.2	13,170	7.0	3,995	6.1	8,530	12.9	30,808	12.1	21,700	8.5
Québec	11,460	6.1	7,021	3.7	1,549	2.3	3,520	5.3	13,009	5.1	10,541	4.1
Total Canada	105,258	55.9%	83,050	44.1%	17,334	26.4%	48,600	73.6%	122,592	48.2%	131,650	51.8%
United States	876		26,474		10		12,785		886		39,259
Total	$106,134		$109,524		$17,344		$61,385		$123,478		$170,909

								October 31, 2016
Canada
Atlantic provinces	$4,007	2.1%	$1,940	1.0%	$515	0.8%	$1,052	1.6%	$4,522	1.8%	$2,992	1.2%
British Columbia[4]	17,134	9.1	16,789	8.9	2,639	4.1	9,211	14.2	19,773	7.8	26,000	10.2
Ontario[4]	48,307	25.5	42,234	22.3	9,053	13.9	25,181	38.6	57,360	22.6	67,415	26.4
Prairies[4]	27,236	14.4	12,999	6.9	4,100	6.3	8,321	12.8	31,336	12.3	21,320	8.4
Québec	11,750	6.2	6,903	3.6	1,595	2.5	3,401	5.2	13,345	5.2	10,304	4.1
Total Canada	108,434	57.3%	80,865	42.7%	17,902	27.6%	47,166	72.4%	126,336	49.7%	128,031	50.3%
United States	917		27,120		10		13,280		927		40,400
Total	$109,351		$107,985		$17,912		$60,446		$127,263		$168,431
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 19: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						January 31, 2017
Canada	1.1%	4.1%	7.6%	14.6%	39.8%	31.5%	1.3%	–%	100%
United States	4.2	5.5	11.1	4.5	15.8	57.9	0.7	0.3	100
Total	1.5%	4.3%	8.1%	13.3%	36.6%	34.9%	1.3%	–%	100%

						October 31, 2016
Canada	1.1%	4.2%	7.7%	14.3%	39.4%	31.7%	1.6%	–%	100%
United States	3.7	4.8	12.1	4.7	14.7	58.5	1.2	0.3	100
Total	1.5%	4.2%	8.2%	13.1%	36.3%	35.2%	1.5%	–%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 20: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the three months ended
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,5]	Total	mortgages	lines of credit[4,5]	Total
		January 31, 2017			October 31, 2016
Canada
Atlantic provinces	73%	69%	72%	73%	69%	72%
British Columbia[6]	67	60	63	66	61	64
Ontario[6]	69	65	67	68	64	66
Prairies[6]	73	70	72	73	69	72
Québec	73	72	73	73	72	72
Total Canada	69	65	67	69	65	67
United States	65	61	63	67	62	65
Total	68%	64%	67%	68%	64%	67%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 18

Non-Prime Loans

As at January 31, 2017, the Bank had approximately $2.5 billion (October 31, 2016 – $2.6 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, defined as the total PCL of the quarter divided by the average month-end loan balance, was approximately 6.62% on an annual basis (October 31, 2016 – 6.79%). PCL provisions are primarily attributed to individually insignificant impaired loans, reflecting continued consumer weakness in oil and gas impacted regions during the initial stages of the slow economic recovery. These loans are recorded at amortized cost.

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 21: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty[1]
(millions of Canadian dollars)													As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure
Country											January 31, 2017
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	163	6	169	–	–	4	4	8	167	13	188	361
Ireland	–	–	–	–	8	–	233	241	–	–	–	–	241
Portugal	–	–	–	–	–	–	26	26	1	–	–	1	27
Spain	–	66	48	114	–	–	59	59	11	100	–	111	284
Total GIIPS	–	229	54	283	8	–	322	330	20	267	13	300	913
Rest of Europe
Finland	7	51	14	72	–	17	–	17	–	1,214	–	1,214	1,303
France	434	728	147	1,309	90	411	1,690	2,191	77	6,732	247	7,056	10,556
Germany	1,882	868	44	2,794	466	723	933	2,122	214	6,966	18	7,198	12,114
Netherlands	582	500	189	1,271	571	775	329	1,675	36	4,160	383	4,579	7,525
Sweden	–	119	208	327	–	275	269	544	5	1,123	541	1,669	2,540
Switzerland	1,111	58	81	1,250	47	–	953	1,000	27	–	166	193	2,443
United Kingdom	1,728	2,930	34	4,692	1,053	600	5,822	7,475	185	4,360	3,302	7,847	20,014
Other[7]	260	14	5	279	386	410	425	1,221	48	1,488	378	1,914	3,414
Total Rest of Europe	6,004	5,268	722	11,994	2,613	3,211	10,421	16,245	592	26,043	5,035	31,670	59,909
Total Europe	$6,004	$5,497	$776	$12,277	$2,621	$3,211	$10,743	$16,575	$612	$26,310	$5,048	$31,970	$60,822

Country											October 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	168	6	174	–	–	9	9	22	36	1	59	242
Ireland	–	–	–	–	45	–	592	637	–	–	–	–	637
Portugal	–	–	–	–	–	–	26	26	1	–	–	1	27
Spain	–	105	48	153	–	–	52	52	2	–	–	2	207
Total GIIPS	–	273	54	327	45	–	679	724	25	36	1	62	1,113
Rest of Europe
Finland	7	64	13	84	–	21	100	121	–	1,379	–	1,379	1,584
France	437	765	169	1,371	96	863	1,582	2,541	108	6,734	262	7,104	11,016
Germany	1,037	644	55	1,736	464	738	709	1,911	186	10,779	19	10,984	14,631
Netherlands	588	555	271	1,414	604	240	367	1,211	16	4,271	506	4,793	7,418
Sweden	–	64	222	286	–	247	76	323	7	1,359	451	1,817	2,426
Switzerland	1,125	58	125	1,308	75	–	802	877	51	–	168	219	2,404
United Kingdom	1,787	3,009	37	4,833	1,000	550	4,823	6,373	158	1,765	3,429	5,352	16,558
Other[7]	268	4	12	284	226	362	704	1,292	12	1,460	571	2,043	3,619
Total Rest of Europe	5,249	5,163	904	11,316	2,465	3,021	9,163	14,649	538	27,747	5,406	33,691	59,656
Total Europe	$5,249	$5,436	$958	$11,643	$2,510	$3,021	$9,842	$15,373	$563	$27,783	$5,407	$33,753	$60,769

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at January 31, 2017, or October 31, 2016.

3	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $0.1 billion for GIIPS (October 31, 2016 – $6.9 billion) and $43.1 billion for the rest of Europe (October 31, 2016 – $24.7 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
4	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.1 billion (October 31, 2016 – $1.3 billion) are included in the trading and investment portfolio.
5	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at January 31, 2017, and October 31, 2016.
6	The reported exposures do not include $0.2 billion of protection the Bank purchased through credit default swaps (October 31, 2016 – $0.3 billion).
7	Other European exposure is distributed across 13 countries (October 31, 2016 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at January 31, 2017, and October 31, 2016.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 19

TABLE 22: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country[1]
(millions of Canadian dollars)						As at
	Loans and commitments			Loans and commitments
	Direct[2]	Indirect[3]	Total	Direct[2]	Indirect[3]	Total
Country	January 31, 2017			October 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–
Italy	165	4	169	170	4	174
Ireland	–	–	–	–	–	–
Portugal	–	–	–	–	–	–
Spain	66	48	114	–	153	153
Total GIIPS	231	52	283	170	157	327
Rest of Europe
Finland	58	14	72	71	13	84
France	815	494	1,309	830	541	1,371
Germany	1,053	1,741	2,794	788	948	1,736
Netherlands	835	436	1,271	970	444	1,414
Sweden	323	4	327	282	4	286
Switzerland	412	838	1,250	562	746	1,308
United Kingdom	3,018	1,674	4,692	3,117	1,716	4,833
Other[4]	14	265	279	5	279	284
Total Rest of Europe	6,528	5,466	11,994	6,625	4,691	11,316
Total Europe	$6,759	$5,518	$12,277	$6,795	$4,848	$11,643
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Includes interest-bearing deposits with banks, funded loans, and banker's acceptances.
3	Includes undrawn commitments and letters of credit.
4	Other European exposure is distributed across 13 countries (October 31, 2016 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at January 31, 2017, and October 31, 2016.

Of the Bank's European exposure, approximately 98% (October 31, 2016 – 98%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated A+ or better by either Moody's or S&P, and cash. Additionally, the Bank has exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $9.1 billion (October 31, 2016 – $8.9 billion) of direct exposure to supranational entities with European sponsorship and indirect exposure including $0.3 billion (October 31, 2016 – $0.2 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans originated from FDIC-assisted transactions, including covered loans subject to loss sharing agreements with the FDIC and the South Financial acquisition. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO[1]
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[2]	value	allowance[3]	impaired loans[3]	allowances	balance
	January 31, 2017
FDIC-assisted acquisitions[4]	$461	$435	$1	$33	$401	87.0%
South Financial	470	437	3	24	410	87.2
Total ACI loan portfolio	$931	$872	$4	$57	$811	87.1%

	October 31, 2016
FDIC-assisted acquisitions[4]	$508	$480	$1	$35	$444	87.4%
South Financial	529	494	3	23	468	88.5
Total ACI loan portfolio	$1,037	$974	$4	$58	$912	87.9%
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Represents contractual amount owed net of charge-offs since acquisition of the loan.
3	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 20

During the three months ended January 31, 2017, the Bank recorded a recovery of $3 million in PCL on ACI loans (three months ended January 31, 2016 – $7 million). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 24: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics[1]
(millions of Canadian dollars, except as noted)				As at
	January 31, 2017		October 31, 2016
	Unpaid principal balance[2]		Unpaid principal balance[2]
Past due contractual status
Current and less than 30 days past due	$794	85.3%	$912	88.0%
30-89 days past due	38	4.1	24	2.3
90 or more days past due	99	10.6	101	9.7
Total ACI loans	931	100.0	1,037	100.0

Geographic region
Florida	629	67.6	691	66.6
South Carolina	224	24.1	260	25.1
North Carolina	75	8.0	83	8.0
Other U.S. and Canada	3	0.3	3	0.3
Total ACI loans	$931	100.0%	$1,037	100.0%
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. Refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of the 2016 Annual Report for further details on CMOs.

The allowance for losses that are incurred but not identified as at January 31, 2017, was US$26 million (October 31, 2016 – US$41 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at January 31, 2017, and October 31, 2016. As at January 31, 2017, the balance of the remaining acquisition-related incurred loss was US$119 million (October 31, 2016 – US$160 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TABLE 25: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				January 31, 2017
Non-Agency CMOs	$708	$625	$129	$496	70.1%

				October 31, 2016
Non-Agency CMOs	$1,158	$1,020	$195	$825	71.2%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflected the discount on acquisition and the Bank's risk inherent on the entire portfolio, resulting in a net capital benefit. The net capital benefit expired on October 31, 2016. During the first quarter of 2017, the Bank unwound the re-securitizations and sold a portion of the non-agency CMO portfolio resulting in a gain on sale, recognized in other income within the Corporate segment. The impact of the sale on the portfolio and related allowance for loan losses is reflected in the table above.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 21

TABLE 26: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					January 31, 2017
2003	$18	$21	$18	$20	$36	$41
2004	46	52	15	16	61	68
2005	57	78	8	8	65	86
2006	106	125	38	43	144	168
2007	178	207	38	45	216	252
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$405	$483	$117	$132	$522	$615
Less: allowance for incurred but not identified credit losses					26
Total					$496

					October 31, 2016
2003	$20	$23	$20	$21	$40	$44
2004	49	55	15	17	64	72
2005	204	248	14	16	218	264
2006	157	187	73	84	230	271
2007	226	270	88	99	314	369
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$656	$783	$210	$237	$866	$1,020
Less: allowance for incurred but not identified credit losses					41
Total					$825

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of the 2016 Annual Report.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach. For fiscal 2017, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 72%, 77%, and 81%. This scalar increases to 80% in 2018 and 100% in 2019 for the CET1 calculation. A similar set of scalar phase-in percentages apply to the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

Effective the first quarter of 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures will be capped at 1.25% of total RWAs in the first quarter of 2017 and increase each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWAs in the first quarter of 2019.

As at January 31, 2017, the CCB is only applicable to private sector credit exposures located in Hong Kong SAR, Sweden, and Norway. Based on the allocation of exposures and buffers currently in place in Hong Kong SAR, Sweden, and Norway, the Bank's countercyclical buffer requirement is 0% as at January 31, 2017.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

Global Systemically Important Banks Disclosures

In July 2013, the BCBS issued an update to the final rules on Global Systemically Important Banks (G-SIBs) and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank's ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology. As per OSFI's revised Advisory issued September 2015, the six Canadian banks that have been designated as D-SIBs are also required by OSFI to publish, at a minimum, the twelve indicators used in the G-SIB indicator-based assessment framework. Public disclosure of financial year-end data is required annually, no later than the date of a bank's first quarter public disclosure of shareholder financial data in the following year.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 22

The indicator based measurement approach divides the twelve indicators into five categories, with each category yielding a 20% weight to a bank's total score on the G-SIB scale as per the following table.

Category (and weighting)	Individual indicator (and weighting)	Category background
Cross-jurisdictional activity (20%)	1. Cross-jurisdictional claims (10%) 2. Cross-jurisdictional liabilities (10%)	This category measures the importance of the bank's activities outside its home jurisdiction, relative to overall activity of other banks. The two indicators account for an understanding that the international impact of a bank's distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.
Size (20%)	3. Total exposures as defined for use in the Basel III leverage ratio (20%)	This category measures the size of the bank. The larger the bank, the more difficult it is for its activities to be quickly replaced by other banks and therefore the greater the chance that its distress or failure would cause disruption to the financial markets in which it operates. The distress or failure of a large bank is also more likely to damage confidence in the financial system as a whole. Size is therefore a key measure of systemic importance.
Interconnectedness (20%)	4. Intra-financial system assets (6.67%) 5. Intra-financial system liabilities (6.67%) 6. Securities outstanding (6.67%)	This category measures the magnitude of dependence amongst banks. Given the network of contractual obligations in which the banks operate, financial distress at one institution can materially increase the likelihood of distress at other institutions. A bank's systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.
Substitutability / financial institution infrastructure (20%)	7. Assets under custody (6.67%) 8. Payments activity (6.67%) 9. Underwritten transactions in debt and equity markets (6.67%)	This category measures the extent to which other institutions could provide the same service (such as availability of substitutes) of the failed bank. The three indicators also measures the bank's dominance in the financial institution infrastructure in which it operates. The greater a bank's role in a particular business line, or as a service provider in underlying market infrastructure (for example, payment systems), the larger the disruption will likely be following its failure, in terms of both service gaps and reduced flow of market and infrastructure liquidity. At the same time, the cost to the failed bank's customers in having to seek the same service from another institution is likely to be higher for a failed bank with relatively greater market share in providing the service.
Complexity (20%)	10. Notional amount of over-the-counter (OTC) derivatives (6.67%) 11. Trading and available-for-sale securities (6.67%) 12. Level 3 assets (6.67%)	This category measures the complexity of the bank. The systemic impact of a bank's distress or failure is expected to be positively related to its overall complexity – that is, its business, structural, and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

The Bank's fiscal 2016 G-SIB score has not yet been determined, however for fiscal year 2015, the Bank was below the G-SIB bucket thresholds. The increase in underwritten transactions in debt and equity markets from 2015 is due to foreign exchange fluctuations and larger deals. The increase in notional amount of OTC derivatives is due to increased exposures to interest rate swaps and foreign exchange forwards. The increase in trading and available-for-sale securities reflects an increase in available-for-sale government and government-related securities. The following table provides the results of the twelve indicators for the Bank.

TABLE 27: G-SIB INDICATORS[1]
(millions of Canadian dollars)			As at
		October 31	October 31
		2016	2015

Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$525,276	$482,419
	Cross-jurisdictional liabilities	430,191	414,920
Size (20%)	Total exposures as defined for use in the Basel III leverage ratio	1,244,414	1,186,459
Interconnectedness (20%)	Intra-financial system assets	81,716	90,528
	Intra-financial system liabilities	41,040	38,338
	Securities outstanding	296,359	272,595
Substitutability / financial institution	Assets under custody	400,885	361,632
infrastructure (20%)	Payments activity	24,526,857	23,301,397
	Underwritten transactions in debt and equity markets	133,495	104,571
Complexity (20%)	Notional amount of OTC derivatives	8,590,066	6,448,672
	Trading and available-for-sale securities	72,298	44,680
	Level 3 assets	3,264	3,685
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 23

The following table provides details of TD's regulatory capital position.

TABLE 28: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2017	2016	2016
Capital
Common Equity Tier 1 Capital	$43,721	$42,328	$39,597
Tier 1 Capital	50,644	49,397	45,688
Total Capital	60,670	61,816	55,172
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1,2]	334,483	340,296	345,589
Market risk	13,587	12,211	11,808
Operational risk[3]	48,796	48,001	42,220
Regulatory floor	5,302	5,336	–
Total	$402,168	$405,844	$399,617
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.9%	10.4%	9.9%
Tier 1 Capital ratio[1]	12.6	12.2	11.4
Total Capital ratio[1]	15.1	15.2	13.7
Leverage ratio	4.0	4.0	3.7
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%.
2	Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of retail portfolio credit RWAs in the U.S. Retail segment using the Advanced Internal Ratings Based (AIRB) approach.
3	Effective the third quarter of 2016, OSFI approved the Bank to use Advanced Measurement Approach (AMA).

As at January 31, 2017, the Bank's CET1, Tier 1, and Total Capital ratios were 10.9%, 12.6%, and 15.1%, respectively. Compared with the Bank's CET1 Capital ratio of 10.4% at October 31, 2016, the CET1 Capital ratio, as at January 31, 2017, increased due to organic capital growth and actuarial gains on employee benefit plans, primarily due to an increase in long term interest rates, partially offset by RWA growth in the Wholesale and U.S. Retail segments.

As at January 31, 2017, the Bank's leverage ratio was 4.0%, flat compared to prior quarter, as capital generation was offset by business growth in all segments.

Future Regulatory Capital Developments

Refer to the "Future Changes in Basel" section of the 2016 Annual Report. There were no material regulatory capital developments during the quarter ended January 31, 2017.

Normal Course Issuer Bid

On December 9, 2015, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. During the three months ended January 31, 2016, the Bank completed its share repurchase under the NCIB and repurchased 9.5 million common shares at an average price of $51.23 per share for a total amount of $487 million.

As approved by the Board on March 1, 2017, the Bank announced its intention to initiate an NCIB for up to 15 million of its common shares, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 24

TABLE 29: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)		As at
	January 31, 2017	October 31, 2016
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,859.7	1,857.6
Treasury shares – common	(3.3)	(0.4)
Total common shares	1,856.4	1,857.2
Stock options
Vested	7.3	5.5
Non-vested	9.0	9.9
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1[2]	20.0	20.0
Series 3[2]	20.0	20.0
Series 5[2]	20.0	20.0
Series 7[2]	14.0	14.0
Series 9[2]	8.0	8.0
Series 11[2]	6.0	6.0
Series 12[2]	28.0	28.0
Series 14[2]	40.0	40.0
Total preferred shares – equity	176.0	176.0
Treasury shares – preferred	(0.2)	(0.2)
Total preferred shares	175.8	175.8
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 14 of the Interim Consolidated Financial Statements.
2	NVCC Series 1, 3, 5, 7, 9, 11, 12, and 14 Preferred Shares qualify as regulatory capital under OSFI's CAR guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, and 200 million, respectively.

TABLE 30: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)			For the three months ended
	January 31, 2017		October 31, 2016
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$324,335	$15,961	$312,964	$15,887
Book size	(3,034)	(1,167)	5,768	(182)
Book quality	(676)	(4)	191	1
Model updates	–	–	–	–
Methodology and policy	4,948	578	–	–
Acquisitions and disposals	–	–	(318)	–
Foreign exchange movements	(6,441)	(408)	5,480	255
Other	391	–	250	–
Total RWA movement	(4,812)	(1,001)	11,371	74
Common Equity Tier 1 Capital RWA, balance at
end of period	$319,523	$14,960	$324,335	$15,961

Counterparty credit risk is comprised of over-the-counter (OTC) derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA which is phased in at 64% for fiscal 2016 and 72% for fiscal 2017.

Non-counterparty credit risk includes loans and advances to individuals and small business retail customers, wholesale and commercial corporate customers, and banks and governments, as well as holdings of debt, equity securities, and other assets including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property.

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the first quarter of 2017, decreased mainly due to sales of securitization exposures in the U.S. Retail segment partly offset by growth in the commercial portfolio in U.S. Retail and Canadian Retail segments.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions.

The Methodology and policy category impacts reflect newly adopted methodology changes to the calculations driven by regulatory policy changes, such as new regulations and, for the first quarter of 2017, increased mainly due to a change in treatment for certain securitization exposures in the U.S. Retail segment.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail and Wholesale Banking segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 25

TABLE 31: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the three months ended
	January 31, 2017	October 31, 2016
RWA, balance at beginning of period	$12,211	$12,456
Movement in risk levels	1,376	(245)
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	1,376	(245)
RWA, balance at end of period	$13,587	$12,211
1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. Increases in interest rate risk drove the increase in RWA. The Model updates category reflects updates to the model to reflect recent experience and change in model scope. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 32: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the three months ended
	January 31, 2017	October 31, 2016
RWA, balance at beginning of period	$48,001	$46,936
Revenue generation	157	121
Movement in risk levels	638	944
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
RWA, balance at end of period	$48,796	$48,001

The movement in the Revenue generation category is due to a change in gross income. The Movement in risk levels category primarily reflects changes in risk due to operational loss experience, business environment and internal control factors, scenario analysis and movements in foreign exchange. The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes.

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation, or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the 2016 MD&A. Additional information on risk factors can be found in the 2016 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the 2016 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2017.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 26

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 33: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches[1]
(millions of Canadian dollars)						As at
		January 31, 2017		October 31, 2016
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$1,355	$335,389	$336,744	$1,334	$334,878	$336,212
Qualifying revolving retail	–	91,856	91,856	–	90,778	90,778
Other retail	19,217	71,026	90,243	18,894	71,940	90,834
Total retail	20,572	498,271	518,843	20,228	497,596	517,824
Non-retail
Corporate	123,975	263,759	387,734	127,399	252,616	380,015
Sovereign	84,259	139,754	224,013	77,166	139,367	216,533
Bank	17,423	84,199	101,622	17,721	66,432	84,153
Total non-retail	225,657	487,712	713,369	222,286	458,415	680,701
Gross credit risk exposures	$246,229	$985,983	$1,232,212	$242,514	$956,011	$1,198,525
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 34: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
		January 31, 2017			October 31, 2016
							Non-trading market
	Balance	Trading	Non-trading	Balance	Trading	Non-trading	risk – primary risk
	sheet	market risk	market risk	sheet	market risk	market risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$54,438	$316	$54,122	$53,714	$258	$53,456	Interest rate
Trading loans, securities, and other	110,261	104,006	6,255	99,257	92,282	6,975	Interest rate
Derivatives	60,640	54,702	5,938	72,242	63,931	8,311	Equity, foreign exchange,
							interest rate
Financial assets designated at fair value
through profit or loss	4,594	–	4,594	4,283	–	4,283	Interest rate
Available-for-sale securities	113,275	–	113,275	107,571	–	107,571	Foreign exchange, interest rate
Held-to-maturity securities	77,981	–	77,981	84,395	–	84,395	Foreign exchange, interest rate
Securities purchased under reverse
repurchase agreements	96,389	1,699	94,690	86,052	1,728	84,324	Interest rate
Loans	588,473	–	588,473	589,529	–	589,529	Interest rate
Customers' liability under acceptances	11,741	–	11,741	15,706	–	15,706	Interest rate
Investment in TD Ameritrade	6,883	–	6,883	7,091	–	7,091	Equity
Other assets[1]	1,704	–	1,704	1,769	–	1,769	Interest rate
Assets not exposed to market risk	60,504			55,358
Total Assets	1,186,883	160,723	965,656	1,176,967	158,199	963,410

Liabilities subject to market risk
Trading deposits	91,485	3,910	87,575	79,786	3,876	75,910	Interest rate
Derivatives	57,936	52,117	5,819	65,425	60,221	5,204	Foreign exchange, interest rate
Securitization liabilities at fair value	12,537	12,537	–	12,490	12,490	–	Interest rate
Other financial liabilities designated at fair
value through profit or loss	24	13	11	190	177	13	Interest rate
Deposits	774,534	–	774,534	773,660	–	773,660	Equity, interest rate
Acceptances	11,741	–	11,741	15,706	–	15,706	Interest rate
Obligations related to securities sold short	30,532	28,903	1,629	33,115	29,973	3,142	Interest rate
Obligations related to securities sold under
repurchase agreements	59,338	3,672	55,666	48,973	3,657	45,316	Interest rate
Securitization liabilities at amortized cost	17,183	–	17,183	17,918	–	17,918	Interest rate
Subordinated notes and debentures	8,394	–	8,394	10,891	–	10,891	Interest rate
Other liabilities[1]	15,289	–	15,289	15,526	–	15,526	Interest rate
Liabilities and Equity not exposed to
market risk	107,890			103,287
Total Liabilities and Equity	$1,186,883	$101,152	$977,841	$1,176,967	$110,394	$963,286
1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 27

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading income reported in non-interest income and the net interest income on trading positions reported in net interest income, and is reported on a TEB. For the quarter ended January 31, 2017, there were 4 days of trading losses and trading-related revenue was positive for 94% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the first quarter of 2017, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 28

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TABLE 35: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended
	January 31				October 31	January 31
				2017	2016	2016
	As at	Average	High	Low	Average	Average
Interest rate risk	$14.8	$14.8	$25.1	$9.4	$11.7	$13.5
Credit spread risk	9.4	8.0	10.4	6.0	7.4	9.4
Equity risk	9.1	7.7	9.3	5.8	7.6	9.6
Foreign exchange risk	3.8	3.7	6.0	2.2	2.8	3.7
Commodity risk	1.2	1.5	2.5	1.0	1.8	1.8
Idiosyncratic debt specific risk	13.2	13.1	16.2	10.3	11.0	12.3
Diversification effect[1]	(32.1)	(27.3)	n/m2	n/m2	(24.2)	(26.6)
Total Value-at-Risk (one-day)	19.4	21.5	31.9	16.3	18.1	23.7
Stressed Value-at-Risk (one-day)	35.5	36.5	44.9	28.9	33.9	29.9
Incremental Risk Capital Charge
(one-year)	$225.5	$260.9	$327.6	$172.4	$186.7	$211.5
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased over the quarter driven by changes in interest rate risk positions and declined compared to the prior year due to reductions in equity risk positions. The increase in average Stressed VaR quarter-over-quarter and year-over-year was driven by increases in bond positions.

Average IRC increased quarter-over-quarter and year-over-year driven by U.S. Agency positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph2 shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long-term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

_________________________________

2 The footnotes included in Table 36 are also applicable to this graph.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 29

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2017, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $183 million (October 31, 2016 – $234 million) after tax. An immediate and sustained 100 bps decrease in interest rates is typically used to determine the reduction in the economic value of shareholders' equity. However, due to the low rate environment in both Canada and in the U.S. at the end of the quarter, it was only possible to shock Canadian and U.S. rates by 75 bps respectively, while maintaining a floor at 0%. The impact of these scenarios would have reduced the economic value of shareholders' equity by $57 million (October 31, 2016 – $103 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 36: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY[1,2]
(millions of Canadian dollars)					As at
	January 31, 2017		October 31, 2016		January 31, 2016
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$1	$(47)[3]	$8	$(64)[3]	$(10)	$(13)[3]
U.S. dollar	(184)	(10)[4]	(242)	(39)[4]	(115)	(96)[4]
	$(183)	$(57)	$(234)	$(103)	$(125)	$(109)
1	Effective the second quarter of 2016, unfunded pension and benefit liabilities are included in EVaR sensitivity.
2	Effective the third quarter of 2016, the Bank enhanced the methodology used to stabilize product margins over time.
3	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps rate decline for Canadian interest rates for the quarter ended January 31, 2017, a 75 bps decline for the quarter ended October 31, 2016, and a 50 bps decline for the quarter ended January 31, 2016, corresponding to an interest rate environment that is floored at 0%.
4	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps rate decline for U.S. interest rates for the quarter ended January 31, 2017, 50 bps decline for the quarter ended October 31, 2016, and a 50 bps decline for the quarter ended January 31, 2016. All rate shocks are floored at 0%.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100%. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding, and having a ready access to wholesale funding markets across diversified terms, funding types, and currencies so as to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's Asset/Liability & Capital Committee (ALCO) oversees the Bank's liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, and Wholesale Banking, identifies and monitors TD's liquidity risks. The management of liquidity risk globally is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Global Liquidity Risk Management Framework and Policies annually. TD's regional operations are responsible for managing their liquidity risk in compliance with the local regulatory requirements and their own regional policies established in alignment with the global policies. In U.S. TD has established TD Group US Holding LLC (TDGUS), as TD's U.S. Intermediate Holding Company (IHC), and a Combined U.S. Operations (CUSO) that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

The Bank's liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the 2016 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the 2016 Annual report.

Liquid assets

The unencumbered liquid assets TD holds to satisfy its liquidity requirements must be high quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Although TD has access to the Bank of Canada's Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD generally does not consider borrowing capacity at central banks under these types of programs as a source of available liquidity when assessing liquidity positions.

Assets held by TD to satisfy liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 30

TABLE 37: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars)						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
	January 31, 2017
Cash and due from banks	$2,148	$–	$2,148	–%	$296	$1,852
Canadian government obligations	15,815	35,335	51,150	10	26,036	25,114
National Housing Act Mortgage-Backed Securities (NHA MBS)	38,658	478	39,136	8	3,781	35,355
Provincial government obligations	9,936	13,540	23,476	5	13,502	9,974
Corporate issuer obligations	8,953	3,667	12,620	2	1,185	11,435
Equities	20,735	3,743	24,478	5	8,463	16,015
Other marketable securities and/or loans	2,936	370	3,306	1	299	3,007
Total Canadian dollar-denominated	99,181	57,133	156,314	31	53,562	102,752
Cash and due from banks	49,412	–	49,412	10	17	49,395
U.S. government obligations	28,447	36,856	65,303	13	31,489	33,814
U.S. federal agency obligations, including U.S.	32,491	701	33,192	7	10,502	22,690
federal agency mortgage-backed obligations
Other sovereign obligations	52,614	34,976	87,590	17	22,878	64,712
Corporate issuer obligations	58,263	696	58,959	12	4,295	54,664
Equities	17,758	12,290	30,048	6	8,204	21,844
Other marketable securities and/or loans	4,512	14,505	19,017	4	9,429	9,588
Total non-Canadian dollar-denominated	243,497	100,024	343,521	69	86,814	256,707
Total	$342,678	$157,157	$499,835	100%	$140,376	$359,459

	October 31, 2016
Cash and due from banks	$3,147	$–	$3,147	1%	$349	$2,798
Canadian government obligations	15,860	39,156	55,016	12	23,360	31,656
NHA MBS	35,134	211	35,345	8	3,183	32,162
Provincial government obligations	9,230	10,255	19,485	4	10,450	9,035
Corporate issuer obligations	5,279	3,699	8,978	2	1,617	7,361
Equities	22,304	6,049	28,353	6	8,514	19,839
Other marketable securities and/or loans	4,179	1,037	5,216	1	963	4,253
Total Canadian dollar-denominated	95,133	60,407	155,540	34	48,436	107,104
Cash and due from banks	46,035	–	46,035	10	1,093	44,942
U.S. government obligations	26,242	32,914	59,156	13	29,214	29,942
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33,492	6,091	39,583	8	15,460	24,123
Other sovereign obligations	53,218	20,027	73,245	16	12,979	60,266
Corporate issuer obligations	57,441	9,192	66,633	14	13,046	53,587
Equities	6,828	8,787	15,615	3	3,202	12,413
Other marketable securities and/or loans	6,325	1,027	7,352	2	–	7,352
Total non-Canadian dollar-denominated	229,581	78,038	307,619	66	74,994	232,625
Total	$324,714	$138,445	$463,159	100%	$123,430	$339,729
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

The increase of $19.7 billion in total unencumbered liquid assets from October 31, 2016, was primarily due to normal balance sheet growth. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 38: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)		As at
	January 31	October 31
	2017	2016
The Toronto-Dominion Bank (Parent)	$125,851	$115,816
Bank subsidiaries	203,445	201,945
Foreign branches	30,163	21,968
Total	$359,459	$339,729

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 31

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended January 31, 2017, and October 31, 2016, are summarized in the following table.

TABLE 39: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
	January 31, 2017
Cash and due from banks	$2,226	$–	$2,226	–%	$339	$1,887
Canadian government obligations	14,695	37,360	52,055	10	21,588	30,467
NHA MBS	37,262	470	37,732	8	3,526	34,206
Provincial government obligations	9,501	11,809	21,310	4	12,190	9,120
Corporate issuer obligations	7,258	3,615	10,873	2	1,394	9,479
Equities	19,806	4,171	23,977	5	8,540	15,437
Other marketable securities and/or loans	3,011	343	3,354	1	300	3,054
Total Canadian dollar-denominated	93,759	57,768	151,527	30	47,877	103,650
Cash and due from banks	46,484	–	46,484	9	25	46,459
U.S. government obligations	27,336	42,822	70,158	14	36,148	34,010
U.S. federal agency obligations, including U.S.	33,260	557	33,817	7	10,686	23,131
federal agency mortgage-backed obligations
Other sovereign obligations	52,924	34,313	87,237	18	21,011	66,226
Corporate issuer obligations	60,576	1,066	61,642	13	4,686	56,956
Equities	16,827	9,733	26,560	5	5,030	21,530
Other marketable securities and/or loans	5,229	14,397	19,626	4	10,021	9,605
Total non-Canadian dollar-denominated	242,636	102,888	345,524	70	87,607	257,917
Total	$336,395	$160,656	$497,051	100%	$135,484	$361,567

	October 31, 2016
Cash and due from banks	$2,879	$–	$2,879	1%	$331	$2,548
Canadian government obligations	13,905	38,636	52,541	11	21,393	31,148
NHA MBS	34,772	258	35,030	7	3,098	31,932
Provincial government obligations	9,008	10,509	19,517	4	10,671	8,846
Corporate issuer obligations	5,596	3,916	9,512	2	1,573	7,939
Equities	19,686	6,039	25,725	6	8,737	16,988
Other marketable securities and/or loans	4,094	1,020	5,114	1	1,127	3,987
Total Canadian dollar-denominated	89,940	60,378	150,318	32	46,930	103,388
Cash and due from banks	48,113	–	48,113	10	1,123	46,990
U.S. government obligations	24,836	36,415	61,251	13	29,534	31,717
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33,307	5,768	39,075	8	15,587	23,488
Other sovereign obligations	52,739	25,448	78,187	17	16,102	62,085
Corporate issuer obligations	56,581	10,858	67,439	15	13,601	53,838
Equities	6,140	8,689	14,829	3	3,152	11,677
Other marketable securities and/or loans	6,370	898	7,268	2	–	7,268
Total non-Canadian dollar-denominated	228,086	88,076	316,162	68	79,099	237,063
Total	$318,026	$148,454	$466,480	100%	$126,029	$340,451
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 40: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)	Average for the three months ended
	January 31	October 31
	2017	2016
The Toronto-Dominion Bank (Parent)	$122,377	$116,541
Bank subsidiaries	208,345	200,966
Foreign branches	30,845	22,944
Total	$361,567	$340,451

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 32

Asset Encumbrance

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding, support trading and prime brokerage business, and participate in clearing and settlement systems. In addition to liquid assets, a summary of encumbered and unencumbered assets is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 41: ENCUMBERED AND UNENCUMBERED ASSETS[1]
(millions of Canadian dollars)	As at
	Encumbered[2]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[3]	Other[4]	collateral[5]	Other[6]	assets	of total assets
					January 31, 2017
Cash and due from banks	$–	$–	$–	$3,748	$3,748	–%
Interest-bearing deposits with banks	2,880	366	46,820	4,372	54,438	0.3
Securities, trading loans, and other[7]	57,271	12,223	227,644	8,973	306,111	5.9
Derivatives	–	–	–	60,640	60,640	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	96,389	96,389	–
Loans, net of allowance for loan losses	23,226	55,400	73,569	432,463	584,658	6.6
Customers' liability under acceptances	–	–	–	11,741	11,741	–
Investment in TD Ameritrade	–	–	–	6,883	6,883	–
Goodwill	–	–	–	16,222	16,222	–
Other intangibles	–	–	–	2,661	2,661	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5,355	5,355	–
Deferred tax assets	–	–	–	2,295	2,295	–
Other assets[9]	545	–	–	35,197	35,742	–
Total on-balance sheet assets	$83,922	$67,989	$348,033	$686,939	$1,186,883	12.8%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	87,940	–	19,988	(96,389)
Securities borrowing and collateral received	33,939	703	23,307	4
Margin loans and other client activity	2,750	–	19,422	(10,990)
Total off-balance sheet items	124,629	703	62,717	(107,375)
Total	$208,551	$68,692	$410,750	$579,564
					October 31, 2016
Total on-balance sheet assets	$81,045	$66,329	$336,619	$692,974	$1,176,967	12.5%
Total off-balance sheet items	106,080	569	56,179	(94,799)
Total	$187,125	$66,898	$392,798	$598,175
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off- balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.
3	Represents assets that have been posted externally to support the Bank's obligations in day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
6	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).
7	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
8	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
9	Other assets include amounts receivable from brokers, dealers, and clients.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the "Severe Combined Stress" scenario, TD also performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 33

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 42: CREDIT RATINGS[1]
As at
January 31, 2017
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1	Negative
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Negative
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. A multi-notch downgrade could have an impact on liquidity requirements by requiring the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral required as of the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 43: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(millions of Canadian dollars)	Average for the three months ended
	January 31	October 31
	2017	2016
One-notch downgrade	$125	$107
Two-notch downgrade	132	116
Three-notch downgrade	406	361

LIQUIDITY COVERAGE RATIO

The Liquidity Coverage Ratio (LCR) is a Basel III metric calculated as the ratio of the stock of unencumbered high quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, increases in usage of credit and liquidity facilities provided to the Bank's clients, and other obligations the Bank expects to honour during stress to mitigate reputational risk.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA eligible for the LCR calculation under the OSFI LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities.

The following table summarizes the Bank's average daily LCR position for the quarter ended January 31, 2017.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 34

TABLE 44: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(millions of Canadian dollars)		January 31, 2017
	Total unweighted	Total weighted
	value (average)[2]	value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	n/a4	$208,549

Cash outflows
Retail deposits and deposits from small business customers, of which:	$413,651	$29,152
Stable deposits[5]	174,485	5,235
Less stable deposits	239,166	23,917
Unsecured wholesale funding, of which:	227,018	107,013
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	93,340	21,971
Non-operational deposits (all counterparties)	105,590	56,954
Unsecured debt	28,088	28,088
Secured wholesale funding	n/a4	6,748
Additional requirements, of which:	165,939	41,515
Outflows related to derivative exposures and other collateral requirements	25,959	6,909
Outflows related to loss of funding on debt products	7,444	7,444
Credit and liquidity facilities	132,536	27,162
Other contractual funding obligations	9,558	4,423
Other contingent funding obligations[7]	517,402	7,729
Total cash outflows	n/a4	196,580

Cash inflows
Secured lending	$122,294	$13,625
Inflows from fully performing exposures	13,024	7,319
Other cash inflows	7,427	7,427
Total cash inflows	$142,745	$28,371

	January 31, 2017	October 31, 2016
	Total adjusted	Total adjusted
	value	value
Total high-quality liquid assets[8]	$208,549	$200,328
Total net cash outflows[9]	168,209	154,322
Liquidity coverage ratio	124%	130%

1	Effective the first quarter of 2017, OSFI requires Canadian banks to disclose the LCR based on an average of the daily positions during the quarter. The LCR for the quarter ended January 31, 2017, is calculated as an average of the 62 daily data points in the quarter. Previously, the disclosed LCR was calculated as the simple average of the three month-end LCR percentages for the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
4	Not applicable.
5	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
6	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
7	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR (inflows are capped at 75% of outflows).

The Bank’s average LCR of 124% for quarter ended January 31, 2017, continues to meet the regulatory requirement. The 6% change over the prior quarter's LCR was mainly due to normal balance sheet growth and optimization of the Bank’s surplus liquidity.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended January 31, 2017, was $208.5 billion (October 31, 2016 – $200.3 billion), with Level 1 assets representing 83% (October 31, 2016 – 84%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

The Bank manages its LCR position with a target minimum that reflects management's liquidity risk tolerances. As described in the "How TD Manages Liquidity Risk" section of the 2016 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 35

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 73% of total funding excluding securitization.

TABLE 45: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)		As at
	January 31	October 31
	2017	2016
P&C deposits – Canadian Retail	$329,463	$324,606
P&C deposits – U.S. Retail	315,512	318,503
Other deposits	719	795
Total	$645,694	$643,904

The Bank actively maintains various external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified by geography, by currency, and by funding channel. The Bank also utilizes certificates of deposit and commercial paper as short term (1 year and less) funding.

The following table summarizes by geography the term funding programs, with the related program size. The Bank also maintains Evergreen Credit Card Trust to issue notes securitized by credit card receivables.

Canada	United States	Europe/Australia
Capital Securities Program ($10 billion) Senior Medium Term Linked Notes Program ($2 billion)	U.S. SEC (F-3) Registered Senior Debt, Capital Securities and Notes Program (US$40 billion)

United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion)

UKLA Registered European Medium Term Note Program (US$20 billion)

Australian Debt Issuance Program (A$5 billion)

TD regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the quarter ended January 31, 2017, was $112.9 billion (October 31, 2016 – $112.4 billion).

TABLE 46: LONG-TERM FUNDING
		As at
	January 31	October 31
Long-term funding by currency	2017	2016
Canadian dollar	39%	40%
U.S. dollar	43	41
Euro	13	13
British pound	3	3
Other	2	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	53%	53%
Covered bonds	27	26
Mortgage securitization[1]	15	16
Term asset backed securities	5	5
Total	100%	100%
1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 36

The following table represents the remaining maturity of various sources of funding outstanding as at January 31, 2017, and October 31, 2016.

TABLE 47: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						January 31		October 31
						2017		2016
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$6,403	$5,045	$1,260	$254	$7	$1	$12,970	$13,133
Bearer deposit note	304	1,340	648	773	–	–	3,065	2,814
Certificates of deposit	12,263	22,217	12,374	21,696	204	–	68,754	54,544
Commercial paper	3,965	11,476	4,535	1,819	–	–	21,795	21,411
Asset backed commercial paper[2]	–	–	–	–	–	–	–	–
Covered bonds	–	3,903	–	1,474	819	23,938	30,134	28,855
Mortgage securitization	16	823	1,321	3,319	6,123	18,117	29,719	30,406
Senior unsecured medium term notes	11	501	5,481	2,317	19,391	31,347	59,048	60,259
Subordinated notes and debentures[3]	–	–	–	–	–	8,394	8,394	10,891
Term asset backed securitization	923	–	–	–	2,702	2,401	6,026	5,469
Other[4]	1,908	1,123	918	437	20	17	4,423	3,566
Total	$25,793	$46,428	$26,537	$32,089	$29,266	$84,215	$244,328	$231,348

Of which:
Secured	$939	$4,726	$1,321	$4,793	$9,650	$44,468	$65,897	$64,749
Unsecured	24,854	41,702	25,216	27,296	19,616	39,747	178,431	166,599
Total	$25,793	$46,428	$26,537	$32,089	$29,266	$84,215	$244,328	$231,348
1	Includes fixed-term deposits from banks.
2	Represents asset-backed commercial paper (ABCP) issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured) of $4.4 billion (October 31, 2016 – $3.5 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three months ended

January 31, 2017, was $0.5 billion (three months ended January 31, 2016 – $0.4 billion). Other asset backed securities issuance for the three months ended

January 31, 2017, was $0.7 billion (three months ended January 31, 2016 – nil). The Bank also issued $2.6 billion of unsecured medium-term notes for the three months ended January 31, 2017 (three months ended January 31, 2016 – $4.7 billion) in various currencies and markets. The total covered bonds issuance for the three months ended January 31, 2017, was $2.3 billion (three months ended January 31, 2016 – $2.3 billion).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On March 22, 2016, the Government of Canada in its 2016 federal budget, proposed to introduce framework legislation for the bail-in regime along with accompanying enhancements to Canada’s bank resolution toolkit. The regime will provide the Canada Deposit Insurance Corporation (CDIC) with a new statutory power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event such banks become non-viable. The Budget Implementation Act, providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in, was passed in June 2016. TD is monitoring the bail-in developments and expects further details to be included in the regulations and an implementation timeline to be clarified in the near future.

In October 2014, the BCBS released the final standard for "Basel III: the net stable funding ratio." The NSFR requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. In June 2015, the BCBS released the final requirements for the "Net Stable Funding Ratio Disclosure Standards". The standard defines a common public disclosure framework for the NSFR calculated in accordance to the guidelines published by BCBS in October 2014. BCBS expects the NSFR and its public disclosure requirements to become minimum standards starting January 2018.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s degree of maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 37

TABLE 48: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								January 31, 2017
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,748	$–	$–	$–	$–	$–	$–	$–	$–	$3,748
Interest-bearing deposits with banks	53,010	676	327	–	1	–	–	–	424	54,438
Trading loans, securities, and other[1]	2,385	2,918	4,656	2,999	4,530	6,865	21,056	16,643	48,209	110,261
Derivatives	5,950	6,590	4,830	3,133	2,693	8,864	14,830	13,750	–	60,640
Financial assets designated at fair value through
profit or loss	254	663	407	160	153	584	1,299	903	171	4,594
Available-for-sale securities	108	804	2,615	1,519	1,944	11,169	59,568	33,385	2,163	113,275
Held-to-maturity securities	1,795	2,315	3,661	1,088	797	10,130	31,961	26,234	–	77,981
Securities purchased under reverse repurchase agreements	56,146	28,269	8,416	1,605	1,936	17	–	–	–	96,389
Loans
Residential mortgages	495	1,991	7,667	9,282	8,961	51,185	106,632	29,445	–	215,658
Consumer instalment and other personal	475	1,144	2,510	3,164	3,027	14,442	36,412	22,955	60,236	144,365
Credit card	–	–	–	–	–	–	–	–	31,814	31,814
Business and government	24,650	4,187	5,741	5,630	7,111	15,470	58,461	58,364	15,986	195,600
Debt securities classified as loans	8	8	27	10	16	26	92	849	–	1,036
Total loans	25,628	7,330	15,945	18,086	19,115	81,123	201,597	111,613	108,036	588,473
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,815)	(3,815)
Loans, net of allowance for loan losses	25,628	7,330	15,945	18,086	19,115	81,123	201,597	111,613	104,221	584,658
Customers' liability under acceptances	9,735	1,876	102	1	27	–	–	–	–	11,741
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,883	6,883
Goodwill[2]	–	–	–	–	–	–	–	–	16,222	16,222
Other intangibles[2]	–	–	–	–	–	–	–	–	2,661	2,661
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,355	5,355
Deferred tax assets	–	–	–	–	–	–	–	–	2,295	2,295
Amounts receivable from brokers, dealers, and clients	22,666	–	–	–	–	–	–	–	–	22,666
Other assets	2,695	1,139	279	99	109	151	294	137	8,173	13,076
Total assets	$184,120	$52,580	$41,238	$28,690	$31,305	$118,903	$330,605	$202,665	$196,777	$1,186,883
Liabilities
Trading deposits	$12,736	$31,700	$18,581	$16,879	$8,926	$611	$1,275	$777	$–	$91,485
Derivatives	7,213	6,820	3,976	2,436	2,598	8,455	13,460	12,978	–	57,936
Securitization liabilities at fair value	4	311	671	217	981	1,563	5,246	3,544	–	12,537
Other financial liabilities designated at fair value through
profit or loss	17	6	1	–	–	–	–	–	–	24
Deposits[3,4]
Personal	4,521	8,019	6,687	5,195	5,089	9,448	11,142	116	392,377	442,594
Banks	6,541	5,150	112	10	17	6	–	12	8,595	20,443
Business and government	16,928	16,675	9,154	2,806	3,401	21,272	48,554	9,855	182,852	311,497
Total deposits	27,990	29,844	15,953	8,011	8,507	30,726	59,696	9,983	583,824	774,534
Acceptances	9,735	1,876	102	1	27	–	–	–	–	11,741
Obligations related to securities sold short[1]	400	419	510	277	1,003	3,714	11,844	11,286	1,079	30,532
Obligations related to securities sold under repurchase
agreements	50,157	6,709	1,281	658	443	44	46	–	–	59,338
Securitization liabilities at amortized cost	11	512	651	1,209	913	4,560	6,631	2,696	–	17,183
Amounts payable to brokers, dealers, and clients	24,494	–	–	–	–	–	–	–	–	24,494
Insurance-related liabilities	146	214	311	376	371	985	1,839	1,045	1,636	6,923
Other liabilities[5]	3,939	1,127	466	251	756	3,172	2,312	797	5,640	18,460
Subordinated notes and debentures	–	–	–	–	–	–	–	8,394	–	8,394
Equity	–	–	–	–	–	–	–	–	73,302	73,302
Total liabilities and equity	$136,842	$79,538	$42,503	$30,315	$24,525	$53,830	$102,349	$51,500	$665,481	$1,186,883
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$79	$158	$236	$233	$230	$885	$2,131	$3,755	$–	$7,707
Network service agreements	–	–	–	–	–	–	–	–	–	–
Automated teller machines	11	23	14	6	6	26	16	–	–	102
Contact center technology	3	5	8	8	9	20	–	–	–	53
Software licensing and equipment maintenance	77	25	48	37	97	185	210	–	–	679
Credit and liquidity commitments
Financial and performance standby letters of credit	203	1,150	2,922	1,909	3,081	4,455	8,743	120	–	22,583
Documentary and commercial letters of credit	86	61	42	18	56	13	65	–	–	341
Commitments to extend credit and liquidity[6,7]	14,348	16,025	12,650	5,666	9,148	16,619	71,743	2,560	2,315	151,074
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	2,044	31	–	918	270	–	–	–	3,263
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $30 billion of covered bonds with remaining contractual maturities of $4 billion in ‘over 3 months to 6 months’, $1 billion in ‘over 9 months to 1 year’, $1 billion in 'over 1 to 2 years', $21 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $107 million of capital lease commitments with remaining contractual maturities of $1 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $28 million in 'over 1 to 2 years', $40 million in 'over 2 to 5 years', and $12 million in 'over 5 years'.
6	Includes $128 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 38

TABLE 48: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)									As at
								October 31, 2016
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,907	$–	$–	$–	$–	$–	$–	$–	$–	$3,907
Interest-bearing deposits with banks	52,081	617	236	199	–	–	–	–	581	53,714
Trading loans, securities, and other[1]	843	2,466	6,685	5,211	3,421	8,069	19,671	15,589	37,302	99,257
Derivatives	5,577	6,938	5,001	3,821	2,680	10,103	19,780	18,342	–	72,242
Financial assets designated at fair value through
profit or loss	41	83	801	353	159	415	1,333	915	183	4,283
Available-for-sale securities	200	1,976	995	1,757	1,593	10,175	48,890	39,916	2,069	107,571
Held-to-maturity securities	560	5,791	3,290	1,065	1,172	8,360	37,182	26,975	–	84,395
Securities purchased under reverse repurchase agreements	56,641	21,541	5,855	1,777	238	–	–	–	–	86,052
Loans
Residential mortgages	772	2,252	4,483	8,598	9,786	52,123	108,256	31,066	–	217,336
Consumer instalment and other personal	438	881	1,934	2,734	3,401	14,724	35,505	24,058	60,856	144,531
Credit card	–	–	–	–	–	–	–	–	31,914	31,914
Business and government	21,293	4,574	7,006	6,581	5,153	16,402	59,765	59,006	14,294	194,074
Debt securities classified as loans	–	68	16	27	10	66	78	1,409	–	1,674
Total loans	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	107,064	589,529
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,873)	(3,873)
Loans, net of allowance for loan losses	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	103,191	585,656
Customers' liability under acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,091	7,091
Goodwill[2]	–	–	–	–	–	–	–	–	16,662	16,662
Other intangibles[2]	–	–	–	–	–	–	–	–	2,639	2,639
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,482	5,482
Deferred tax assets	–	–	–	–	–	–	–	–	2,084	2,084
Amounts receivable from brokers, dealers, and clients	17,436	–	–	–	–	–	–	–	–	17,436
Other assets	2,488	518	686	128	97	150	269	153	8,301	12,790
Total assets	$175,866	$49,751	$37,055	$32,254	$27,711	$120,587	$330,729	$217,429	$185,585	$1,176,967
Liabilities
Trading deposits	$13,002	$14,604	$23,930	$13,070	$12,071	$1,103	$1,226	$780	$–	$79,786
Derivatives	5,526	6,623	4,890	3,066	1,962	8,106	17,779	17,473	–	65,425
Securitization liabilities at fair value	–	594	334	678	226	1,944	4,989	3,725	–	12,490
Other financial liabilities designated at fair value through
profit or loss	73	41	13	25	37	–	–	1	–	190
Deposits[3,4]
Personal	3,846	6,024	7,794	6,038	5,195	9,236	11,915	132	389,052	439,232
Banks	5,741	3,056	231	77	10	3	3	12	8,068	17,201
Business and government	14,654	15,307	8,064	7,563	2,623	19,927	46,952	12,492	189,645	317,227
Total deposits	24,241	24,387	16,089	13,678	7,828	29,166	58,870	12,636	586,765	773,660
Acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Obligations related to securities sold short[1]	1,066	1,118	1,127	1,311	883	3,406	11,239	11,869	1,096	33,115
Obligations related to securities sold under repurchase
agreements	39,986	5,315	2,545	540	507	40	40	–	–	48,973
Securitization liabilities at amortized cost	–	141	481	570	1,108	3,989	8,597	3,032	–	17,918
Amounts payable to brokers, dealers, and clients	17,857	–	–	–	–	–	–	–	–	17,857
Insurance-related liabilities	145	216	313	378	372	974	1,891	1,057	1,700	7,046
Other liabilities[5]	2,960	2,247	1,734	276	196	2,535	2,551	808	6,389	19,696
Subordinated notes and debentures	–	–	–	–	–	–	–	10,891	–	10,891
Equity	–	–	–	–	–	–	–	–	74,214	74,214
Total liabilities and equity	$118,445	$57,332	$51,523	$33,595	$25,191	$51,263	$107,182	$62,272	$670,164	$1,176,967
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$80	$159	$237	$235	$232	$896	$2,173	$3,943	$–	$7,955
Network service agreements	–	–	–	–	–	–	–	–	–	–
Automated teller machines	13	26	23	6	6	24	20	–	–	118
Contact center technology	3	5	8	8	8	29	–	–	–	61
Software licensing and equipment maintenance	15	85	30	47	36	127	103	–	–	443
Credit and liquidity commitments
Financial and performance standby letters of credit	841	1,386	3,159	3,006	1,856	3,951	8,405	142	–	22,746
Documentary and commercial letters of credit	24	21	217	68	9	30	67	–	–	436
Commitments to extend credit and liquidity[6,7]	16,582	15,349	9,217	6,405	5,544	15,116	73,544	3,342	2,271	147,370
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	1,180	830	395	923	212	–	–	–	3,540
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $29 billion of covered bonds with remaining contractual maturities of $4 billion in 'over 3 months to 6 months', $2 billion in 'over 1 to 2 years', $20 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $115 million of capital lease commitments with remaining contractual maturities of $1 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $28 million in 'over 1 to 2 years', $46 million in 'over 2 to 5 years', and $14 million in 'over 5 years'.
6	Includes $131 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 39

securitization and off-balance sheet arrangements

TD carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). Refer to Note 7 of the Bank's Interim Consolidated Financial Statements and the "Structured Entities" section of the 2016 Annual Report for further details regarding the Bank's involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. Refer to Note 6 and Note 7 of the Interim Consolidated Financial Statements and the "Securitization of Bank-Originated Assets" section of the 2016 Annual Report for further details.

TABLE 49: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				January 31, 2017
Residential mortgage loans	$22,934	$–	$–	$3,848	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Credit card loans	–	–	2,602	–	–
Business and government loans	–	–	–	1,636	29
Total exposure	$22,934	$–	$6,244	$5,484	$29

				October 31, 2016
Residential mortgage loans	$23,081	$–	$–	$3,661	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Credit card loans	–	–	2,012	–	–
Business and government loans	–	–	–	1,664	31
Total exposure	$23,081	$–	$5,654	$5,325	$31
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance sheet or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at January 31, 2017, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on the Interim Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE. As at January 31, 2017, the SPE had $4 billion of issued notes outstanding (October 31, 2016 – $4 billion) with a fair value of $4 billion (October 31, 2016 – $4 billion).

Credit Card Loans

The Bank securitizes credit card loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE. As at January 31, 2017, the Bank securitized $3 billion of credit card receivables and the consolidated SPE issued the US$2 billion variable rate notes to third party investors (October 31, 2016 – US$1.5 billion). The fair value of the notes was US$2 billion as at January 31, 2017 (October 31, 2016 – US$1.5 billion).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 40

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $14.8 billion as at January 31, 2017 (October 31, 2016 – $14.5 billion). Further, as at January 31, 2017, the Bank had committed to provide an additional $3.3 billion in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets (October 31, 2016 – $3.5 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 50: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	January 31, 2017		October 31, 2016
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$9,761	2.8	$9,826	3.0
Automobile loans and leases	3,096	1.5	2,637	1.3
Equipment leases	25	1.8	–	–
Trade receivables	1,989	2.0	1,989	2.3
Total exposure	$14,871	2.4	$14,452	2.6
1	The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at January 31, 2017, the Bank held $1.0 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on the Bank's Interim Consolidated Balance Sheet (October 31, 2016 – $1.1 billion).

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $2.7 billion as at January 31, 2017 (October 31, 2016 – $1.8 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, and trade receivables. As at January 31, 2017, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

Leveraged Finance Credit Commitments

Leveraged finance credit commitments are included in "Commitments to extend credit and liquidity" of Table 48 of this document. Leveraged finance credit commitments are agreements that provide funding to a borrower with higher leverage ratio, relative to the industry in which it operates, and for the purposes of acquisitions, buyouts or capital distributions. As at January 31, 2017, the Bank's exposure to leveraged finance credit commitments, including funded and unfunded amounts, was $24.4 billion (October 31, 2016 – $24.9 billion).

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 41

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's 2016 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's 2016 Annual Consolidated Financial Statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings, In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All D-SIBs, including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9. In December 2015, the BCBS issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39.

The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan. An Executive Steering Committee has been formed with joint leadership from Finance and Risk and with representation from Technology, Internal Audit, and project management teams. A communication plan including progress reporting protocols has been established with regular updates provided to the Executive Steering Committee on key decisions. IFRS 9 overview sessions have been held at various levels within the Bank, including the Audit and Risk Committees of the Board.

The Bank has enhanced its governance framework and has established a dedicated committee to review, challenge, and approve key areas of judgment and assumptions used in forecasting multiple economic scenarios and associated probabilities upon adoption of IFRS 9. The committee will include representation from Risk, Finance and Economics.

The key responsibilities of the project include defining IFRS 9 risk methodology and accounting policy, identifying data and system requirements, and developing an appropriate operating model and governance framework. The Bank's implementation plan includes the following phases: (a) Initiation and Planning; (b) Detailed Assessment; (c) Design and Solution Development; and (d) Implementation, with work streams focused on each of the three required sections of IFRS 9 noted above as well as Reporting and Disclosures. The Bank is on track with its project timelines. The Solution Development and Implementation phases are in progress.

The following is a summary of the new accounting concepts and project status under IFRS 9:

Classification and Measurement

Financial assets will be classified based on the Bank's business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9, except for financial liabilities measured at fair value through profit or loss when classified as held for trading or designated using the fair value option. When the fair value option is elected, the Bank will be required to recognize the change in the fair value of the financial liability arising from changes in the Bank's own credit risk in other comprehensive income.

The Bank has defined its significant business models and is in the process of assessing the cash flow characteristics for all financial assets under the scope of IFRS 9. Potential classification and measurement changes include the reclassification of certain debt securities that are currently measured at FVOCI to an amortized cost category under IFRS 9 as a result of the business model assessment.

Impairment

Expected Credit Loss Model

IFRS 9 introduces a new impairment model based on expected credit losses (ECL) which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. If there is no objective evidence of impairment for an individual loan, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment losses incurred but not identified. Under IFRS 9, ECL will be recognized in profit or loss before a loss event has occurred, which could result in earlier recognition of credit losses compared to the current model.

The expected credit loss model requires the recognition of impairment at an amount equal to the probability-weighted 12-month ECL or lifetime ECL depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. If a significant increase in credit risk has occurred since initial recognition, then impairment is measured as lifetime ECL otherwise 12-month ECL are measured, which represent the portion of lifetime ECL that are expected to occur based on default events that are possible within 12 months after the reporting date. IFRS 9 introduces the rebuttable presumption that credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due. The Bank does not expect to rebut this presumption. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance will revert back to being measured based on 12-month ECL. The movement between 12-month and lifetime ECL and incorporation of forward-looking information may increase the volatility of provisions across the product groups, under IFRS 9 compared to IAS 39. The IFRS 9 model breaks down into three stages: Stage 1 – 12-month ECL for performing instruments, Stage 2 – Lifetime ECL for performing instruments that have experienced a significant increase in credit risk, and Stage 3 – Lifetime ECL for non-performing financial assets. The Stage 3 population is expected to largely align with the impaired population under IAS 39 and the write-off policy is expected to remain the same.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 42

Measurement of Expected Credit Losses

ECL will be measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and will consider reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that impact the Bank's credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment and the Bank's contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank's exposure to credit losses to the contractual notice period, ECL will be measured over the period the Bank is exposed to credit risk. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant. Examples of relevant macroeconomic factors include unemployment rates, housing price index, interest rates, and gross domestic product.

Probability-weighted multiple scenarios will be considered when determining stage allocation and measuring ECL. IFRS 9 requires ECL to be recognized in a way that reflects an unbiased and probability-weighted amount determined by evaluating a range of possible outcomes. While entities are not expected to consider every possible scenario, the scenarios considered should reflect a representative sample of possible outcomes. When there is a non-linear relationship between the different forward-looking scenarios and the associated change in ECL, using a single forward-looking scenario will not meet the objectives of IFRS 9. Economic forecasts must consider internal and external information and be consistent with the forward-looking information used for other purposes such as budgeting and forecasting. The scenarios must be representative and not biased to extreme scenarios. Parameter coherence is considered in each scenario so that it is realistic. The scenarios considered must take into account key drivers of ECL, particularly non-linearity and asymmetric sensitivities within portfolios to estimate effects of changes in parameters on ECL.

Assessment of Significant Increase in Credit Risk

For retail exposures, significant increase in credit risk will be assessed based on changes in the probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables. ECL will be calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial instrument and discounted to the reporting date.

For non-retail exposures, significant increase in credit risk will be assessed based on changes in the internal risk rating since initial recognition, incorporating relevant forward-looking macroeconomic information. ECL will be calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Similar to IAS 39, ECL for significant non-retail impaired exposures will be measured individually.

Comparison of Regulatory Expected Loss Model and IFRS 9 Expected Credit Loss Model

The IFRS 9 expected credit loss calculation will leverage where appropriate the Bank’s existing expected loss model parameters used for regulatory capital purposes including PD, LGD and EAD with adjustments as required to comply with the IFRS 9 requirements. The main differences are summarized in the following chart:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle 12-month PD based on the long run average of a full economic cycle. The default backstop is generally 90 days past due.	Point-in-time 12-month or lifetime PD based on historical experience, current conditions and relevant forward-looking expectations. The default backstop will generally be 90 days past due.
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors. Both direct and indirect collection costs are considered.	Expected LGD based on historical charge-off events and recovery payments, current information about attributes specific to borrower, and direct costs. Macroeconomic variables and expected cash flows from credit enhancements will be incorporated as appropriate and excludes undue conservatism and floors.
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance.	EAD represents the expected balance at default across the lifetime horizon and conditional on forward-looking expectations.
Other		Expected credit losses are discounted from the default date to the reporting date.

Capital Impact

Based on the current regulatory requirements, a negative impact from potential increases in the balance sheet allowances under IFRS 9 on CET1 capital could be partially mitigated by reductions in negative regulatory capital adjustments related to any shortfall of allowances to regulatory expected losses in the CET1 calculation. Similarly, a positive impact from potential decreases in accounting allowances under IFRS 9 could be partially offset by increases in the deduction from CET1 capital through an increase in the shortfall of allowances to regulatory expected losses. In October 2016, the BCBS issued a consultative document, "Regulatory treatment of accounting provisions – interim approach and transitional arrangements" and a discussion paper, "Regulatory treatment of accounting provisions". The consultative document sets out the BCBS' proposal to retain, for an interim period, the current regulatory treatment of accounting provisions under the standardized and internal ratings-based approaches and also provides potential transitional arrangements. The discussion paper provides policy options for long-term regulatory treatment of provisions.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 43

Scope

The new impairment model will apply to all financial assets measured at amortized cost or fair value through other comprehensive income with the most significant impact expected to be on loan assets. The model will also apply to loan commitments and financial guarantees that are not measured at fair value through profit or loss.

IFRS 9 Impairment Program

The Bank has defined the functional requirements for the calculation of ECL and is currently developing and integrating the end-to-end technology solution for tracking credit migration under the new ECL model as well as the impact to forecasting economic variables, risk parameters, and credit risk modelling processes. For the remainder of the year, the Bank will continue to focus on the development, testing and validation of the new impairment models and related processes and controls and assess the quantitative impact of applying an ECL approach by the end of 2017. The Bank is in the process of updating its accounting and risk policies, implementing changes to financial reporting systems and processes, and developing and implementing financial and regulatory disclosures related to IFRS 9.

General Hedge Accounting

IFRS 9 introduces a new general hedge accounting model which better aligns accounting with risk management activities. The new standard permits a wider range of qualifying hedged items and hedged risks as well as types of hedging instruments. Effectiveness testing will have an increased focus on establishing an economic relationship, achieving a target hedge ratio and monitoring credit risk exposures. Voluntary discontinuation of hedging relationships is no longer permitted except in limited circumstances based on the risk management objectives of hedge strategies. The Bank has an accounting policy choice to adopt the new general hedge accounting model under IFRS 9 or continue to apply the hedge accounting requirements under IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 44

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars)	As at
	January 31	October 31
	2017	2016
ASSETS
Cash and due from banks	$3,748	$3,907
Interest-bearing deposits with banks	54,438	53,714
	58,186	57,621
Trading loans, securities, and other (Note 3)	110,261	99,257
Derivatives (Note 3)	60,640	72,242
Financial assets designated at fair value through profit or loss (Note 3)	4,594	4,283
Available-for-sale securities (Notes 3, 4)	113,275	107,571
	288,770	283,353
Held-to-maturity securities (Note 4)	77,981	84,395
Securities purchased under reverse repurchase agreements	96,389	86,052
Loans (Note 5)
Residential mortgages	215,658	217,336
Consumer instalment and other personal	144,365	144,531
Credit card	31,814	31,914
Business and government	195,600	194,074
Debt securities classified as loans	1,036	1,674
	588,473	589,529
Allowance for loan losses (Note 5)	(3,815)	(3,873)
Loans, net of allowance for loan losses	584,658	585,656
Other
Customers' liability under acceptances	11,741	15,706
Investment in TD Ameritrade (Note 8)	6,883	7,091
Goodwill (Note 9)	16,222	16,662
Other intangibles	2,661	2,639
Land, buildings, equipment, and other depreciable assets	5,355	5,482
Deferred tax assets	2,295	2,084
Amounts receivable from brokers, dealers, and clients	22,666	17,436
Other assets (Note 10)	13,076	12,790
	80,899	79,890
Total assets	$1,186,883	$1,176,967
LIABILITIES
Trading deposits (Notes 3, 11)	$91,485	$79,786
Derivatives (Note 3)	57,936	65,425
Securitization liabilities at fair value (Note 3)	12,537	12,490
Other financial liabilities designated at fair value through profit or loss (Note 3)	24	190
	161,982	157,891
Deposits (Note 11)
Personal	442,594	439,232
Banks	20,443	17,201
Business and government	311,497	317,227
	774,534	773,660
Other
Acceptances	11,741	15,706
Obligations related to securities sold short (Note 3)	30,532	33,115
Obligations related to securities sold under repurchase agreements (Note 3)	59,338	48,973
Securitization liabilities at amortized cost	17,183	17,918
Amounts payable to brokers, dealers, and clients (Note 3)	24,494	17,857
Insurance-related liabilities	6,923	7,046
Other liabilities (Note 12)	18,460	19,696
	168,671	160,311
Subordinated notes and debentures (Note 13)	8,394	10,891
Total liabilities	1,113,581	1,102,753
EQUITY
Common shares (Note 14)	20,836	20,711
Preferred shares (Note 14)	4,400	4,400
Treasury shares – common (Note 14)	(218)	(31)
Treasury shares – preferred (Note 14)	(5)	(5)
Contributed surplus	206	203
Retained earnings	37,330	35,452
Accumulated other comprehensive income (loss)	9,131	11,834
	71,680	72,564
Non-controlling interests in subsidiaries	1,622	1,650
Total equity	73,302	74,214
Total liabilities and equity	$1,186,883	$1,176,967

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	January 31
	2017	2016
Interest income
Loans	$5,705	$5,432
Securities
Interest	1,066	905
Dividends	281	245
Deposits with banks	75	37
	7,127	6,619
Interest expense
Deposits	1,475	1,098
Securitization liabilities	111	124
Subordinated notes and debentures	100	88
Other	300	262
	1,986	1,572
Net interest income	5,141	5,047
Non-interest income
Investment and securities services	1,113	982
Credit fees	264	251
Net securities gain (loss) (Note 4)	14	(12)
Trading income (loss)	213	41
Service charges	663	643
Card services	624	596
Insurance revenue	952	968
Other income (loss)	136	94
	3,979	3,563
Total revenue	9,120	8,610
Provision for credit losses (Note 5)	633	642
Insurance claims and related expenses	574	655
Non-interest expenses
Salaries and employee benefits (Note 16)	2,586	2,328
Occupancy, including depreciation	451	459
Equipment, including depreciation	242	226
Amortization of other intangibles	170	175
Marketing and business development	166	173
Restructuring charges	(5)	(2)
Brokerage-related fees	82	81
Professional and advisory services	289	271
Other	916	942
	4,897	4,653
Income before income taxes and equity in net income of an investment
in TD Ameritrade	3,016	2,660
Provision for (recovery of) income taxes	596	546
Equity in net income of an investment in TD Ameritrade (Note 8)	113	109
Net income	2,533	2,223
Preferred dividends	48	25
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,485	$2,198
Attributable to:
Common shareholders	$2,456	$2,169
Non-controlling interests in subsidiaries	29	29
Earnings per share (dollars) (Note 17)
Basic	$1.32	$1.17
Diluted	1.32	1.17
Dividends per share (dollars)	0.55	0.51

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2017	2016
Net income	$2,533	$2,223
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	120	(263)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(27)	18
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	(1,907)	4,053
Reclassification to earnings of net losses (gains) on investment in foreign operations[3]	17	–
Net foreign currency translation gains (losses) from hedging activities in foreign operations[4]	480	(1,119)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[5]	(13)	–
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	(1,214)	1,929
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(159)	(1,360)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	443	(302)
	(2,260)	2,956
Comprehensive income (loss) for the period	$273	$5,179
Attributable to:
Common shareholders	$196	$5,125
Preferred shareholders	48	25
Non-controlling interests in subsidiaries	29	29
1	Net of income tax provision of $52 million for the three months ended January 31, 2017 (three months ended January 31, 2016 – net of income tax recovery of $56 million).
2	Net of income tax recovery of $18 million for the three months ended January 31, 2017 (three months ended January 31, 2016 – net of income tax provision of $25 million).
3	Net of income tax provision of nil for the three months ended January 31, 2017 (three months ended January 31, 2016 – net of income tax provision of nil).
4	Net of income tax provision of $173 million for the three months ended January 31, 2017 (three months ended January 31, 2016 – net of income tax recovery of $403 million).
5	Net of income tax provision of $5 million for the three months ended January 31, 2017 (three months ended January 31, 2016 – net of income tax provision of nil).
6	Net of income tax recovery of $676 million for the three months ended January 31, 2017 (three months ended January 31, 2016 – net of income tax provision of $1,391 million).
7	Net of income tax recovery of $23 million for the three months ended January 31, 2017 (three months ended January 31, 2016 – net of income tax provision of $1,104 million).
8	Net of income tax provision of $160 million for the three months ended January 31, 2017 (three months ended January 31, 2016 – net of income tax recovery of $110 million).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2017	2016
Common shares (Note 14)
Balance at beginning of period	$20,711	$20,294
Proceeds from shares issued on exercise of stock options	47	124
Shares issued as a result of dividend reinvestment plan	78	81
Purchase of shares for cancellation	–	(104)
Balance at end of period	20,836	20,395
Preferred shares (Note 14)
Balance at beginning of period	4,400	2,700
Issue of shares	–	700
Balance at end of period	4,400	3,400
Treasury shares – common (Note 14)
Balance at beginning of period	(31)	(49)
Purchase of shares	(2,478)	(1,614)
Sale of shares	2,291	1,612
Balance at end of period	(218)	(51)
Treasury shares – preferred (Note 14)
Balance at beginning of period	(5)	(3)
Purchase of shares	(50)	(17)
Sale of shares	50	16
Balance at end of period	(5)	(4)
Contributed surplus
Balance at beginning of period	203	214
Net premium (discount) on sale of treasury shares	7	5
Issuance of stock options, net of options exercised	(3)	(22)
Other	(1)	1
Balance at end of period	206	198
Retained earnings
Balance at beginning of period	35,452	32,053
Net income attributable to shareholders	2,504	2,194
Common dividends	(1,021)	(946)
Preferred dividends	(48)	(25)
Share issue expenses and others	–	(6)
Net premium on repurchase of common shares and redemption of preferred shares	–	(383)
Actuarial gains (losses) on employee benefit plans	443	(302)
Balance at end of period	37,330	32,585
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	299	81
Other comprehensive income (loss)	93	(245)
Balance at end of period	392	(164)
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	9,679	8,355
Other comprehensive income (loss)	(1,423)	2,934
Balance at end of period	8,256	11,289
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,856	1,773
Other comprehensive income (loss)	(1,373)	569
Balance at end of period	483	2,342
Total	9,131	13,467
Non-controlling interests in subsidiaries
Balance at beginning of period	1,650	1,610
Net income attributable to non-controlling interests in subsidiaries	29	29
Other	(57)	45
Balance at end of period	1,622	1,684
Total equity	$73,302	$71,674

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2017	2016
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$3,129	$2,769
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	633	642
Depreciation	148	149
Amortization of other intangibles	170	175
Net securities losses (gains) (Note 4)	(14)	12
Equity in net income of an investment in TD Ameritrade (Note 8)	(113)	(109)
Deferred taxes	219	(121)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(74)	(155)
Securities sold short	(2,583)	3,073
Trading loans and securities	(11,004)	(6,203)
Loans net of securitization and sales	(491)	(23,175)
Deposits	12,409	49,990
Derivatives	4,113	(2,410)
Financial assets and liabilities designated at fair value through profit or loss	(313)	(156)
Securitization liabilities	(688)	(1,303)
Other	2,411	(6,977)
Net cash from (used in) operating activities	7,952	16,201
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	10,365	(1,719)
Redemption of subordinated notes and debentures (Note 13)	(2,250)	(1,000)
Common shares issued (Note 14)	39	103
Preferred shares issued (Note 14)	–	694
Repurchase of common shares (Note 14)	–	(487)
Sale of treasury shares (Note 14)	2,348	1,633
Purchase of treasury shares (Note 14)	(2,528)	(1,631)
Dividends paid	(991)	(890)
Distributions to non-controlling interests in subsidiaries	(29)	(29)
Net cash from (used in) financing activities	6,954	(3,326)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(724)	(6,256)
Activities in available-for-sale securities (Note 4)
Purchases	(16,326)	(10,130)
Proceeds from maturities	7,580	8,008
Proceeds from sales	1,009	188
Activities in held-to-maturity securities (Note 4)
Purchases	(7,045)	(3,751)
Proceeds from maturities	9,820	2,829
Proceeds from sales	452	–
Activities in debt securities classified as loans
Purchases	(13)	(9)
Proceeds from maturities	166	126
Proceeds from sales	450	1
Net purchases of land, building, equipment, and other depreciable assets	(21)	(392)
Changes in securities purchased under reverse repurchase agreements	(10,337)	(3,577)
Net cash from (used in) investing activities	(14,989)	(12,963)
Effect of exchange rate changes on cash and due from banks	(76)	138
Net increase (decrease) in cash and due from banks	(159)	50
Cash and due from banks at beginning of period	3,907	3,154
Cash and due from banks at end of period	$3,748	$3,204
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$780	$285
Amount of interest paid during the period	2,060	1,642
Amount of interest received during the period	6,855	6,289
Amount of dividends received during the period	240	274

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 49

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank's 2016 Annual Consolidated Financial Statements. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of consolidated financial statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2016 Annual Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three months ended January 31, 2017, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on March 1, 2017.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the 2016 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2016 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2016 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount on November 1, 2017, through an adjustment to opening retained earnings. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7 introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9.

In December 2015, the Basel Committee on Banking Supervision (BCBS) issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 50

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

NOTE 3: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost. The fair value of assets and liabilities subsequently not measured at fair value include most loans, deposits, certain securitization liabilities, certain securities purchased under reverse repurchase agreements, obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three months ended January 31, 2017. Refer to Note 5 of the 2016 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 51

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value
(millions of Canadian dollars)			As at
	January 31, 2017		October 31, 2016
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,748	$3,748	$3,907	$3,907
Interest-bearing deposits with banks	54,438	54,438	53,714	53,714
Held-to-maturity securities[1]
Government and government-related securities	48,257	48,415	51,290	51,855
Other debt securities	29,724	29,590	33,105	33,135
Total held-to-maturity securities	77,981	78,005	84,395	84,990
Securities purchased under reverse repurchase agreements	94,690	94,690	84,324	84,324
Loans	583,790	585,937	584,243	589,080
Debt securities classified as loans	868	1,020	1,413	1,678
Total loans	584,658	586,957	585,656	590,758
Other
Customers' liability under acceptances	11,741	11,741	15,706	15,706
Amounts receivable from brokers, dealers, and clients	22,666	22,666	17,436	17,436
Other assets	4,612	4,612	4,352	4,352
Total assets not carried at fair value	$854,534	$856,857	$849,490	$855,187

FINANCIAL LIABILITIES
Deposits	$774,534	$775,582	$773,660	776,161
Acceptances	11,741	11,741	15,706	15,706
Obligations related to securities sold under repurchase agreements	55,666	55,666	45,316	45,316
Securitization liabilities at amortized cost	17,183	17,407	17,918	18,276
Amounts payable to brokers, dealers, and clients	24,494	24,494	17,857	17,857
Other liabilities	9,432	9,473	9,229	9,288
Subordinated notes and debentures	8,394	8,909	10,891	11,331
Total liabilities not carried at fair value	$901,444	$903,272	$890,577	$893,935

1	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4 for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the 2016 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to these valuation techniques, unobservable inputs, and sensitivities during the three months ended January 31, 2017. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the 2016 Annual Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 52

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at January 31, 2017, and October 31, 2016.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis[1]
(millions of Canadian dollars)								As at
			January 31, 2017				October 31, 2016
	Level 1	Level 2	Level 3	Total[2]	Level 1	Level 2	Level 3	Total[2]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other[3]
Government and government-related securities
Canadian government debt
Federal	$377	$9,521	$26	$9,924	$70	$9,978	$34	$10,082
Provinces	–	6,502	–	6,502	–	5,678	–	5,678
U.S. federal, state, municipal governments,
and agencies debt	7	15,705	–	15,712	724	17,246	–	17,970
Other OECD government guaranteed debt	–	4,951	64	5,015	–	4,424	73	4,497
Mortgage-backed securities	–	1,765	–	1,765	–	1,472	–	1,472
Other debt securities
Canadian issuers	–	3,706	21	3,727	–	2,697	15	2,712
Other issuers	–	7,239	128	7,367	–	7,572	148	7,720
Equity securities
Common shares	38,073	385	48	38,506	29,054	96	65	29,215
Preferred shares	29	–	–	29	27	–	–	27
Trading loans	–	11,836	–	11,836	–	11,606	–	11,606
Commodities	9,674	175	–	9,849	8,071	176	–	8,247
Retained interests	–	–	29	29	–	–	31	31
	48,160	61,785	316	110,261	37,946	60,945	366	99,257
Derivatives
Interest rate contracts	8	18,298	–	18,306	4	27,364	–	27,368
Foreign exchange contracts	60	39,363	7	39,430	44	41,828	9	41,881
Credit contracts	–	9	–	9	–	–	–	–
Equity contracts	1	1,126	831	1,958	–	1,391	729	2,120
Commodity contracts	85	846	6	937	51	816	6	873
	154	59,642	844	60,640	99	71,399	744	72,242
Financial assets designated at
fair value through profit or loss
Securities[3]	170	4,284	140	4,594	80	4,046	157	4,283
	170	4,284	140	4,594	80	4,046	157	4,283
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	14,785	–	14,785	–	14,717	–	14,717
Provinces	–	7,732	–	7,732	–	7,851	–	7,851
U.S. federal, state, municipal governments,
and agencies debt	–	36,800	–	36,800	–	34,473	–	34,473
Other OECD government guaranteed debt	–	16,492	6	16,498	–	15,503	6	15,509
Mortgage-backed securities	–	6,917	–	6,917	–	4,949	–	4,949
Other debt securities
Asset-backed securities	–	19,340	–	19,340	–	18,593	–	18,593
Non-agency collateralized mortgage obligation portfolio	–	684	–	684	–	625	–	625
Corporate and other debt	–	7,875	20	7,895	–	8,266	20	8,286
Equity securities
Common shares[4,5]	255	235	1,573	2,063	231	223	1,594	2,048
Preferred shares	163	–	107	270	88	–	98	186
Debt securities reclassified from trading	–	30	255	285	–	49	279	328
	418	110,890	1,961	113,269	319	105,249	1,997	107,565
Securities purchased under reverse
repurchase agreements	–	1,699	–	1,699	–	1,728	–	1,728
FINANCIAL LIABILITIES
Trading deposits	$–	$89,220	$2,265	$91,485	$–	$77,572	$2,214	$79,786
Derivatives
Interest rate contracts	9	15,225	77	15,311	3	22,092	95	22,190
Foreign exchange contracts	34	37,974	3	38,011	16	39,535	5	39,556
Credit contracts	–	246	–	246	–	257	–	257
Equity contracts	–	1,884	1,641	3,525	–	1,351	1,408	2,759
Commodity contracts	87	751	5	843	75	587	1	663
	130	56,080	1,726	57,936	94	63,822	1,509	65,425
Securitization liabilities at fair value	–	12,537	–	12,537	–	12,490	–	12,490
Other financial liabilities designated
at fair value through profit or loss	–	13	11	24	–	177	13	190
Obligations related to securities sold short [3]	1,187	29,320	25	30,532	1,396	31,705	14	33,115
Obligations related to securities sold
under repurchase agreements	–	3,672	–	3,672	–	3,657	–	3,657
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Fair value is the same as carrying value.
3	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
4	As at January 31, 2017, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2016 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
5	As at January 31, 2017, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.3 billion (October 31, 2016 – $1.3 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market; hence, these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 53

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2017 and January 31, 2016.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 54

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three months ended January 31, 2017.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities[1]
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2016	income[2]	in OCI[3]	Purchases	Issuances	Other[4]	Level 3	Level 3	2017	still held[5]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$34	$(3)	$–	$3	$–	$(8)	$–	$–	$26	$(3)
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	73	3	–	13	–	(17)	–	(8)	64	(2)
Other debt securities
Canadian issuers	15	(1)	–	9	–	–	–	(2)	21	(1)
Other issuers	148	2	–	57	–	(102)	39	(16)	128	(7)
Equity securities
Common shares	65	–	–	48	–	(65)	–	–	48	–
Preferred shares	–	–	–	–	–	–	–	–	–	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Commodities	–	–	–	–	–	–	–	–	–	–
Retained interests	31	–	–	–	–	(2)	–	–	29	–
	366	1	–	130	–	(194)	39	(26)	316	(13)
Financial assets designated
at fair value through
profit or loss
Securities	157	(3)	–	3	–	(17)	–	–	140	(6)
Loans	–	–	–	–	–	–	–	–	–	–
	157	(3)	–	3	–	(17)	–	–	140	(6)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	6	–	–	–	–	–	–	–	6	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	20	–	–	–	–	–	–	–	20	–
Equity securities
Common shares	1,594	6	7	23	–	(57)	–	–	1,573	7
Preferred shares	98	–	9	–	–	–	–	–	107	10
Debt securities reclassified
from trading	279	(10)	(11)	–	–	(2)	–	(1)	255	(11)
	$1,997	$(4)	$5	$23	$–	$(59)	$–	$(1)	$1,961	$6

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2016	income[2]	in OCI[3]	Purchases	Issuances	Other[4]	Level 3	Level 3	2017	still held
FINANCIAL LIABILITIES
Trading deposits[6]	$2,214	$68	$–	$(351)	$426	$(125)	$33	$–	$2,265	$69
Derivatives[7]
Interest rate contracts	95	(17)	–	–	–	(1)	–	–	77	(12)
Foreign exchange contracts	(4)	1	–	–	–	–	(1)	–	(4)	–
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	679	152	–	(21)	48	(48)	–	–	810	152
Commodity contracts	(5)	1	–	–	–	2	–	1	(1)	1
	765	137	–	(21)	48	(47)	(1)	1	882	141
Other financial liabilities
designated at fair value
through profit or loss	13	30	–	–	25	(57)	–	–	11	15
Obligations related to
securities sold short	$14	$–	$–	$(14)	$–	$25	$–	$–	$25	$–
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
3	Other comprehensive income (OCI).
4	Consists of sales, settlements, and foreign exchange.
5	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (AOCI).
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7	As at January 31, 2017, consists of derivative assets of $0.8 billion (November 1, 2016 – $0.7 billion) and derivative liabilities of $1.7 billion (November 1, 2016 – $1.5 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 55

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$24	$1	$–	$38	$–	$1	$–	$–	$64	$2
Other OECD government
guaranteed debt	5	–	–	1	–	–	–	(5)	1	–
Other debt securities
Canadian issuers	57	–	–	8	–	(42)	–	(1)	22	(2)
Other issuers	191	3	–	32	–	(34)	113	(44)	261	8
Equity securities
Common shares	186	–	–	3	–	(186)	–	–	3	–
Preferred shares	5	–	–	26	–	(5)	–	–	26	–
Retained interests	38	–	–	–	–	(2)	–	–	36	1
	506	4	–	108	–	(268)	113	(50)	413	9
Financial assets designated
at fair value through
profit or loss
Securities	–	–	–	90	–	–	–	–	90	–
	–	–	–	90	–	–	–	–	90	–
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	501	–	–	–	–	(501)	–	–	–	–
Corporate and other debt	147	1	6	–	–	(3)	–	(73)	78	2
Equity securities
Common shares	1,575	24	(21)	26	–	52	–	–	1,656	(13)
Preferred shares	94	(16)	4	–	–	–	–	–	82	4
Debt securities reclassified
from trading	282	8	15	–	–	(2)	–	(16)	287	14
	$2,606	$17	$4	$26	$–	$(454)	$–	$(89)	$2,110	$7

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$1,880	$(32)	$–	$(66)	$242	$(55)	$(12)	$–	$1,957	$(33)
Derivatives[5]
Interest rate contracts	88	(3)	–	–	–	1	–	–	86	1
Foreign exchange contracts	(1)	(7)	–	–	–	(2)	–	–	(10)	(8)
Credit contracts	(4)	3	–	–	–	1	–	–	–	4
Equity contracts	397	(16)	–	(26)	55	(47)	–	–	363	(16)
Commodity contracts	3	5	–	–	–	(6)	(1)	–	1	2
	483	(18)	–	(26)	55	(53)	(1)	–	440	(17)
Other financial liabilities
designated at fair value
through profit or loss	13	(18)	–	–	21	(11)	–	–	5	(13)
Obligations related to
securities sold short	$59	$–	$–	$(59)	$–	$18	$–	$–	$18	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	Beginning February 1, 2016, issuances and repurchases of trading deposits are reported on a gross basis.
5	As at January 31, 2016, consists of derivative assets of $0.5 billion (November 1, 2015 – $0.6 billion) and derivative liabilities of $1.0 billion (November 1, 2015 – $1.1 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 56

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Securities Designated at Fair Value through Profit or Loss

Certain securities supporting insurance reserves within the Bank's insurance underwriting subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized on the Interim Consolidated Statement of Income. The unrealized gain or loss on securities designated at fair value through profit or loss is recognized on the Interim Consolidated Statement of Income in the same period as gains or losses resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain debt securities are managed on a fair value basis, or are economically hedged with derivatives as doing so eliminates or significantly reduces an accounting mismatch. As a result, these debt securities have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise.

The contractual maturity amounts for the deposits designated at fair value through profit or loss were not significantly more than the respective carrying amounts as at January 31, 2017 and October 31, 2016. As at January 31, 2017 and October 31, 2016, the respective fair value of deposits designated at fair value through profit or loss include insignificant amounts of the Bank's own credit risk. Due to the short-term nature of the loan commitments, changes in the Bank's own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three months ended January 31, 2017, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(112) million (three months ended January 31, 2016 – $(5) million).

NOTE 4: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $285 million as at January 31, 2017 (October 31, 2016 – $328 million). For the three months ended January 31, 2017, net interest income of $3 million after tax (three months ended January 31, 2016 – $6 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three months ended January 31, 2017, of $13 million after tax (three months ended January 31, 2016 – decrease of $23 million after tax) was recorded in OCI. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the three months ended January 31, 2017, of $13 million after tax (three months ended January 31, 2016 – decrease in net income of $23 million after tax). During the three months ended January 31, 2017, reclassified debt securities with a fair value of $19 million (three months ended January 31, 2016 – $47 million) were sold or matured, and $0.3 million after tax was recorded in net securities gains during the three months ended January 31, 2017 (three months ended January 31, 2016 – $0.4 million).

RECLASSIFICATIONS OF CERTAIN DEBT SECURITIES – AVAILABLE-FOR-SALE TO HELD-TO-MATURITY

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in OCI. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in AOCI is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method (EIRM). The reclassifications are non-cash transactions that are excluded from the Interim Consolidated Statement of Cash Flows.

The Bank has completed the following reclassifications.

Reclassifications from Available-for-Sale to Held-to-Maturity Securities
(millions of Canadian dollars, except as noted)
		January 31, 2017		October 31, 2016		As at the reclassification date
						Weighted-Average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$1,402	$1,395	$1,618	$1,605	1.8%	$11,341
September 23, 2013	9,854	6,394	6,361	7,022	6,934	1.9	10,742
November 1, 2013	21,597	16,619	16,637	20,339	20,401	1.1	24,519
Other reclassifications[1]	8,342	7,895	7,990	8,607	8,577	2.5	9,490
1	Represents reclassifications completed during the years ended October 31, 2016 and October 31, 2015.
TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 57

Had the Bank not reclassified these debt securities, the change in the fair value recognized in OCI for these debt securities would have been a decrease of $126 million during the three months ended January 31, 2017 (three months ended January 31, 2016 – a decrease of $2 million). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three months ended
	January 31, 2017	January 31, 2016
Net interest income[1]	$152	$157
Provision for (recovery of) income taxes	59	59
Net income	$93	$98
1	Includes amortization of net unrealized loss of $2 million during the three months ended January 31, 2017 (three months ended January 31, 2016 – net unrealized gains of $9 million), associated with these reclassified held-to-maturity securities that is presented as reclassification to earnings of net losses in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at January 31, 2017, and October 31, 2016.

Unrealized Securities Gains (Losses) for Available-for-Sale Securities
(millions of Canadian dollars)							As at
			January 31, 2017				October 31, 2016
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value[2]	cost[1]	gains	(losses)	value[2]
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$14,763	$45	$(23)	$14,785	$14,671	$62	$(16)	$14,717
Provinces	7,753	23	(44)	7,732	7,871	29	(49)	7,851
U.S. federal, state, municipal governments, and
agencies debt	36,640	228	(68)	36,800	34,377	176	(80)	34,473
Other OECD government guaranteed debt	16,525	29	(56)	16,498	15,574	13	(78)	15,509
Mortgage-backed securities	6,893	32	(8)	6,917	4,916	37	(4)	4,949
	82,574	357	(199)	82,732	77,409	317	(227)	77,499
Other debt securities
Asset-backed securities	19,350	71	(81)	19,340	18,665	57	(129)	18,593
Non-agency collateralized mortgage obligation
portfolio	681	3	–	684	624	1	–	625
Corporate and other debt	7,847	69	(21)	7,895	8,229	83	(26)	8,286
	27,878	143	(102)	27,919	27,518	141	(155)	27,504
Equity securities
Common shares	1,917	167	(15)	2,069	1,934	134	(14)	2,054
Preferred shares	232	38	–	270	168	18	–	186
	2,149	205	(15)	2,339	2,102	152	(14)	2,240
Debt securities reclassified from trading	271	14	–	285	301	27	–	328
Total available-for-sale securities	$112,872	$719	$(316)	$113,275	$107,330	$637	$(396)	$107,571
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2	As at January 31, 2017, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2016 – $6 million) are carried at cost in the absence of quoted market prices in an active market and are included in the table above.

Securities Gains (Losses)

During the three months ended January 31, 2017, the net realized gains (losses) on available-for-sale securities were $22 million (three months ended January 31, 2016 – $9 million) and on held-to-maturity securities were $(8) million (three months ended January 31, 2016 – nil). During the first quarter of 2017, the Bank sold certain held-to-maturity securities, with an amortized cost of $460 million, due to significant external credit ratings deterioration, resulting in a significant increase in the Bank's risk-weighted assets. Impairment losses on available-for-sale securities for the three months ended January 31, 2017, were nil (three months ended January 31, 2016 – $21 million). None of these impairment losses related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-For-Sale section of this Note.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 58

NOTE 5: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans, and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)					As at
								January 31, 2017
	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	loan losses	losses	loans
Residential mortgages[3,4,5]	$212,002	$2,463	$843	$215,308	$–	$47	$43	$90	$215,218
Consumer instalment and other personal[6]	136,778	6,094	1,405	144,277	–	163	655	818	143,459
Credit card	29,663	1,753	398	31,814	–	312	960	1,272	30,542
Business and government[3,4,5]	192,432	1,981	753	195,166	157	30	1,219	1,406	193,760
	$570,875	$12,291	$3,399	$586,565	$157	$552	$2,877	$3,586	$582,979
Debt securities classified as loans				1,036	135	–	33	168	868
Acquired credit-impaired loans				872	4	57	–	61	811
Total				$588,473	$296	$609	$2,910	$3,815	$584,658

								October 31, 2016
Residential mortgages[3,4,5]	$213,586	$2,523	$852	$216,961	$–	$49	$48	$97	$216,864
Consumer instalment and other personal[6]	136,650	6,390	1,392	144,432	–	166	656	822	143,610
Credit card	29,715	1,825	374	31,914	–	290	924	1,214	30,700
Business and government[3,4,5]	191,229	1,454	891	193,574	189	30	1,198	1,417	192,157
	$571,180	$12,192	$3,509	$586,881	$189	$535	$2,826	$3,550	$583,331
Debt securities classified as loans				1,674	206	–	55	261	1,413
Acquired credit-impaired loans				974	4	58	–	62	912
Total				$589,529	$399	$593	$2,881	$3,873	$585,656
1	Excludes allowance for off-balance sheet positions.
2	As at January 31, 2017, impaired loans exclude $0.6 billion (October 31, 2016 – $1.1 billion) of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $12 billion as at January 31, 2017 (October 31, 2016 – $12 billion), and amortized cost of $11 billion as at January 31, 2017 (October 31, 2016 – $11 billion).
4	Includes insured mortgages of $115 billion as at January 31, 2017 (October 31, 2016 – $118 billion).
5	As at January 31, 2017, impaired loans with a balance of $172 million did not have a related allowance for loan losses (October 31, 2016 – $448 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $17 billion as at January 31, 2017 (October 31, 2016 – $18 billion).

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $106 million as at January 31, 2017 (October 31, 2016 – $106 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 59

The changes to the Bank's allowance for credit losses, as at and for the three months ended January 31, are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	January 31
	2016	losses	Write-offs	Recoveries	Disposals	adjustments	2017
Counterparty-specific allowance
Business and government	$189	$(36)	$(8)	$16	$–	$(4)	$157
Debt securities classified as loans	206	–	(3)	–	(63)	(5)	135
Total counterparty-specific allowance excluding
acquired credit-impaired loans	395	(36)	(11)	16	(63)	(9)	292
Acquired credit-impaired loans[1,2]	4	(1)	–	11	–	(10)	4
Total counterparty-specific allowance	399	(37)	(11)	27	(63)	(19)	296
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	49	6	(10)	4	–	(2)	47
Consumer instalment and other personal	166	214	(282)	68	–	(3)	163
Credit card	290	306	(333)	56	–	(7)	312
Business and government	30	15	(23)	8	–	–	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	535	541	(648)	136	–	(12)	552
Acquired credit-impaired loans[1,2]	58	(2)	(1)	1	–	1	57
Total collectively assessed allowance for
individually insignificant impaired loans	593	539	(649)	137	–	(11)	609
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	(4)	–	–	–	(1)	43
Consumer instalment and other personal	685	11	–	–	–	(10)	686
Credit card	1,169	60	–	–	–	(22)	1,207
Business and government	1,424	63	–	–	–	(30)	1,457
Debt securities classified as loans	55	1	–	–	(20)	(3)	33
Total collectively assessed allowance for
incurred but not identified credit losses	3,381	131	–	–	(20)	(66)	3,426
Allowance for credit losses
Residential mortgages	97	2	(10)	4	–	(3)	90
Consumer instalment and other personal	851	225	(282)	68	–	(13)	849
Credit card	1,459	366	(333)	56	–	(29)	1,519
Business and government	1,643	42	(31)	24	–	(34)	1,644
Debt securities classified as loans	261	1	(3)	–	(83)	(8)	168
Total allowance for credit losses excluding
acquired credit-impaired loans	4,311	636	(659)	152	(83)	(87)	4,270
Acquired credit-impaired loans[1,2]	62	(3)	(1)	12	–	(9)	61
Total allowance for credit losses	4,373	633	(660)	164	(83)	(96)	4,331
Less: Allowance for off-balance sheet positions[3]	500	25	–	–	–	(9)	516
Allowance for loan losses	$3,873	$608	$(660)	$164	$(83)	$(87)	$3,815
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 60

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	January 31
	2015	losses	Write-offs	Recoveries	Disposals	adjustments	2016
Counterparty-specific allowance
Business and government	$156	$4	$(6)	$9	$–	$5	$168
Debt securities classified as loans	207	5	(4)	–	–	14	222
Total counterparty-specific allowance excluding
acquired credit-impaired loans	363	9	(10)	9	–	19	390
Acquired credit-impaired loans[1,2]	6	(2)	–	4	–	(2)	6
Total counterparty-specific allowance	369	7	(10)	13	–	17	396
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	47	(5)	(10)	3	–	2	37
Consumer instalment and other personal	136	175	(241)	69	–	4	143
Credit card	217	276	(294)	71	–	7	277
Business and government	28	16	(25)	10	–	2	31
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	428	462	(570)	153	–	15	488
Acquired credit-impaired loans[1,2]	77	(5)	(1)	3	–	6	80
Total collectively assessed allowance for
individually insignificant impaired loans	505	457	(571)	156	–	21	568
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	58	12	–	–	–	3	73
Consumer instalment and other personal	657	25	–	–	–	26	708
Credit card	1,029	48	–	–	–	40	1,117
Business and government	1,072	97	–	–	–	50	1,219
Debt securities classified as loans	57	(4)	–	–	–	4	57
Total collectively assessed allowance for
incurred but not identified credit losses	2,873	178	–	–	–	123	3,174
Allowance for credit losses
Residential mortgages	105	7	(10)	3	–	5	110
Consumer instalment and other personal	793	200	(241)	69	–	30	851
Credit card	1,246	324	(294)	71	–	47	1,394
Business and government	1,256	117	(31)	19	–	57	1,418
Debt securities classified as loans	264	1	(4)	–	–	18	279
Total allowance for credit losses excluding
acquired credit-impaired loans	3,664	649	(580)	162	–	157	4,052
Acquired credit-impaired loans[1,2]	83	(7)	(1)	7	–	4	86
Total allowance for credit losses	3,747	642	(581)	169	–	161	4,138
Less: Allowance for off-balance sheet positions[3]	313	88	–	–	–	11	412
Allowance for loan losses	$3,434	$554	$(581)	$169	$–	$150	$3,726
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at January 31, 2017, and October 31, 2016.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)	As at
	January 31, 2017				October 31, 2016
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$1,833	$453	$177	$2,463	$1,876	$486	$161	$2,523
Consumer instalment and other personal	5,133	738	223	6,094	5,364	812	214	6,390
Credit card	1,260	306	187	1,753	1,340	303	182	1,825
Business and government	1,797	110	74	1,981	1,270	138	46	1,454
Total	$10,023	$1,607	$661	$12,291	$9,850	$1,739	$603	$12,192
1	Excludes all ACI loans and debt securities classified as loans.
TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 61

COLLATERAL

As at January 31, 2017, the fair value of financial collateral held against loans that were past due but not impaired was $362 million (October 31, 2016 – $455 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans contain commercial, retail, and FDIC covered loans originating from the South Financial and FDIC-assisted acquisitions. Outstanding unpaid principal balances were $6.3 billion and $2.1 billion and related fair values at acquisition date were $5.6 billion and $1.9 billion, respectively.

Acquired Credit-Impaired Loans[1]
(millions of Canadian dollars)	As at
	January 31	October 31
	2017	2016
FDIC-assisted acquisitions
Unpaid principal balance[2]	$461	$508
Credit related fair value adjustments[3]	(10)	(11)
Interest rate and other related premium/(discount)	(16)	(17)
Carrying value	435	480
Counterparty-specific allowance[4]	(1)	(1)
Allowance for individually insignificant impaired loans[4]	(33)	(35)
Carrying value net of related allowance – FDIC-assisted acquisitions[5]	401	444
South Financial
Unpaid principal balance[2]	470	529
Credit related fair value adjustments[3]	(14)	(15)
Interest rate and other related premium/(discount)	(19)	(20)
Carrying value	437	494
Counterparty-specific allowance[4]	(3)	(3)
Allowance for individually insignificant impaired loans[4]	(24)	(23)
Carrying value net of related allowance – South Financial	410	468
Total carrying value net of related allowance – Acquired credit-impaired loans	$811	$912
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
3	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
4	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
5	Carrying value does not include the effect of the FDIC loss sharing agreement.

FDIC COVERED LOANS

As at January 31, 2017, the balance of FDIC covered loans was $435 million (October 31, 2016 – $480 million) and was recorded in Loans on the Interim Consolidated Balance Sheet. As at January 31, 2017, the balance of indemnification assets was $20 million (October 31, 2016 – $22 million) and was recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, they are not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the Canada Mortgage Bonds (CMB) program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.

The Bank securitizes U.S. originated residential mortgages with U.S. government agencies which qualify for derecognition from the Bank's Interim Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

The Bank transfers credit card receivables, consumer instalment and other personal loans to structured entities that the Bank consolidates. Refer to Note 7 for further details.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 62

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	January 31, 2017		October 31, 2016
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$26,896	$26,782	$26,930	$26,742
Other financial assets transferred related to securitization[1]	3,089	3,089	3,342	3,342
Total	29,985	29,871	30,272	30,084
Associated liabilities[2]	$(29,944)	$(29,720)	$(30,766)	$(30,407)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank's securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $17 billion as at January 31, 2017 (October 31, 2016 – $18 billion), and securitization liabilities carried at fair value of $13 billion as at January 31, 2017 (October 31, 2016 – $12 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition[1]
(millions of Canadian dollars)	As at
	January 31	October 31
	2017	2016
Carrying amount of assets
Nature of transaction
Repurchase agreements[2,3]	$17,308	$18,449
Securities lending agreements	21,298	15,887
Total	38,606	34,336
Carrying amount of associated liabilities[3]	$16,992	$17,700
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes $3.7 billion, as at January 31, 2017 (October 31, 2016 – $3.7 billion), of assets related to repurchase agreements or swaps that are collateralized by physical precious metals.
3	Associated liabilities are all related to repurchase agreements.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank's Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at January 31, 2017, the fair value of retained interests was $29 million (October 31, 2016 – $31 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the underlying mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the three months ended January 31, 2017, the trading income recognized on the retained interest was nil (three months ended January 31, 2016 – $1 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank's Interim Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at January 31, 2017, the carrying value of these servicing rights was $26 million (October 31, 2016 – $25 million) and the fair value was $35 million (October 31, 2016 – $28 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the three months ended January 31, 2017, was $6 million (three months ended January 31, 2016 – $3 million).

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 63

NOTE 7: STRUCTURED ENTITIES

A structured entity is typically created to accomplish a narrow, well-defined objective and may take the form of a corporation, trust, partnership, or unincorporated entity. The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

Legal restrictions often impose limits on the decision-making power that the entity's governing board, trustee, or management have over the economic activities of the entity. Control over structured entities is not typically determined on the basis of voting rights as any such voting rights may not confer substantive power over the key economic activities of the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank, in accordance with the Bank's accounting policy.

The Bank is involved with structured entities that it sponsors as well as entities sponsored by third-parties. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

As disclosed in Note 18, the TD Mortgage Fund (the "Fund") was discontinued and merged with another mutual fund managed by the Bank on April 22, 2016. Other than the discontinuation of the Fund, the Bank's involvement with key sponsored structured entities and third-party structured entities has not changed from that described in the Bank's 2016 Annual Report. Refer to Note 10 of the Bank's 2016 Annual Consolidated Financial Statements for further discussion.

NOTE 8: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at January 31, 2017, the Bank's reported investment in TD Ameritrade was 42.23% (October 31, 2016 – 42.38%) of the outstanding shares of TD Ameritrade with a fair value of $13 billion (US$10 billion) (October 31, 2016 – $10 billion (US$8 billion)) based on the closing price of US$46.15 (October 31, 2016 – US$34.21) on the New York Stock Exchange.

During the three months ended January 31, 2017, TD Ameritrade repurchased nil shares (for the year ended October 31, 2016 – 12.0 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three months ended January 31, 2017, and January 31, 2016, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

Pursuant to its pre-emptive rights and subject to any required regulatory approval, the Bank intends to purchase US$400 million in new common equity from TD Ameritrade in connection with TD Ameritrade's acquisition of Scottrade Financial Services, Inc. (Scottrade). As a result, the Bank's anticipated pro forma common stock ownership in TD Ameritrade is expected to be approximately 41.4%. Refer to the "Financial Results Overview – Significant Events in 2016" section of the 2016 MD&A for a discussion of the announced acquisition of Scottrade Bank.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	December 31	September 30
	2016	2016
Assets
Receivables from brokers, dealers, and clearing organizations	$1,248	$1,596
Receivables from clients, net	15,665	16,014
Other assets, net	20,606	21,038
Total assets	$37,519	$38,648
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,639	$2,736
Payable to clients	24,803	25,555
Other liabilities	3,312	3,583
Total liabilities	30,754	31,874
Stockholders' equity[2]	6,765	6,774
Total liabilities and stockholders' equity	$37,519	$38,648
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 64

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended
	December 31	December 31
	2016	2015
Revenues
Net interest revenue	$201	$206
Fee-based and other revenue	945	878
Total revenues	1,146	1,084
Operating expenses
Employee compensation and benefits	285	268
Other	390	358
Total operating expenses	675	626
Other expense (income)	19	16
Pre-tax income	452	442
Provision for income taxes	164	159
Net income[1]	$288	$283
Earnings per share – basic (dollars)	$0.55	$0.53
Earnings per share – diluted (dollars)	0.54	0.52
1	The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.

NOTE 9: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail[1]	Banking	Total
Carrying amount of goodwill as at November 1, 2015	$2,369	$13,818	$150	$16,337
Impairment losses	(52)	–	–	(52)
Foreign currency translation adjustments and other	20	357	–	377
Carrying amount of goodwill as at October 31, 2016	2,337	14,175	150	16,662
Arising during the period	–	–	10	10
Impairment losses	–	–	–	–
Foreign currency translation adjustments and other	(26)	(424)	–	(450)
Carrying amount of goodwill as at January 31, 2017	$2,311	$13,751	$160	$16,222
1	Goodwill predominantly relates to U.S. personal and commercial banking.

NOTE 10: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	January 31	October 31
	2017	2016
Accounts receivable and other items	$8,244	$8,092
Accrued interest	1,634	1,634
Current income tax receivable	594	389
Defined benefit asset	11	11
Insurance-related assets, excluding investments	1,693	1,758
Prepaid expenses	900	906
Total	$13,076	$12,790

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2017, was $247 billion (October 31, 2016 – $231 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 65

Deposits
(millions of Canadian dollars)							As at
							January 31	October 31
	By Type			By Country			2017	2016
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$15,072	$377,305	$50,217	$207,644	$233,719	$1,231	$442,594	$439,232
Banks[1]	8,527	68	11,848	12,567	1,589	6,287	20,443	17,201
Business and government[2]	70,725	112,127	128,645	218,008	90,177	3,312	311,497	317,227
Designated at fair value
through profit or loss[3]	–	–	12	12	–	–	12	176
Trading[1]	–	–	91,485	6,967	64,344	20,174	91,485	79,786
Total	$94,324	$489,500	$282,207	$445,198	$389,829	$31,004	$866,031	$853,622
Non-interest-bearing deposits
included above
In domestic offices							$37,515	$35,401
In foreign offices							50,783	53,089
Interest-bearing deposits
included above
In domestic offices							407,683	409,657
In foreign offices							367,950	355,456
U.S. federal funds deposited[1]							2,100	19
Total[2,4]							$866,031	$853,622
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at January 31, 2017, includes $30 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2016 – $29 billion) and $2 billion (October 31, 2016 – $2 billion) due to TD Capital Trust lV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
4	As at January 31, 2017, includes deposits of $493 billion (October 31, 2016 – $474 billion) denominated in U.S. dollars and $40 billion (October 31, 2016 – $48 billion) denominated in other foreign currencies.

NOTE 12: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	January 31	October 31
	2017	2016
Accounts payable, accrued expenses, and other items	$4,414	$4,401
Accrued interest	886	960
Accrued salaries and employee benefits	2,070	2,829
Cheques and other items in transit	1,346	1,598
Current income tax payable	71	58
Deferred tax liabilities	344	345
Defined benefit liability	2,341	3,011
Liabilities related to structured entities	6,025	5,469
Provisions	963	1,025
Total	$18,460	$19,696

NOTE 13: SUBORDINATED NOTES AND DEBENTURES

Issues and Redemptions

On December 14, 2016 (the "Redemption Date"), the Bank redeemed all of its outstanding $2.25 billion 4.779% subordinated debentures due December 14, 2105, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the Redemption Date.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 66

NOTE 14: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at January 31, 2017, and October 31, 2016.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	January 31, 2017		October 31, 2016
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,857.6	$20,711	1,856.2	$20,294
Proceeds from shares issued on exercise of stock options	1.0	47	4.9	186
Shares issued as a result of dividend reinvestment plan	1.1	78	6.0	335
Purchase of shares for cancellation	–	–	(9.5)	(104)
Balance as at end of period – common shares	1,859.7	$20,836	1,857.6	$20,711
Preferred Shares – Class A
Series S	5.4	$135	5.4	$135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1[1]	20.0	500	20.0	500
Series 3[1]	20.0	500	20.0	500
Series 5[1]	20.0	500	20.0	500
Series 7[1]	14.0	350	14.0	350
Series 9[1]	8.0	200	8.0	200
Series 11[1]	6.0	150	6.0	150
Series 12[1]	28.0	700	28.0	700
Series 14[1]	40.0	1,000	40.0	1,000
Balance as at end of period – preferred shares	176.0	$4,400	176.0	$4,400
Treasury shares – common[2]
Balance as at beginning of year	0.4	$(31)	1.1	$(49)
Purchase of shares	38.9	(2,478)	104.9	(5,769)
Sale of shares	(36.0)	2,291	(105.6)	5,787
Balance as at end of period – treasury shares – common	3.3	$(218)	0.4	$(31)
Treasury shares – preferred[2]
Balance as at beginning of year	0.2	$(5)	0.1	$(3)
Purchase of shares	2.2	(50)	5.1	(115)
Sale of shares	(2.2)	50	(5.0)	113
Balance as at end of period – treasury shares – preferred	0.2	$(5)	0.2	$(5)
1	Non-viability contingent capital (NVCC) Series 1, 3, 5, 7, 9, 11, 12, and 14 Preferred Shares qualify as regulatory capital under OSFI's capital adequacy requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, and 200 million, respectively.
2	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid

On December 9, 2015, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. During the three months ended January 31, 2016, the Bank completed its share repurchase under the NCIB and repurchased 9.5 million common shares at an average price of $51.23 per share for a total amount of $487 million.

NOTE 15: SHARE-BASED COMPENSATION

For the three months ended January 31, 2017, the net compensation expense for stock option awards was $5.0 million (three months ended January 31, 2016 – $(1.3) million).

During the three months ended January 31, 2017, 2.0 million stock options were granted by the Bank (three months ended January 31, 2016 – 2.5 million) with a weighted-average fair value of $5.81 per stock option (January 31, 2016 – $4.93 per stock option).

The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the three months ended
	January 31	January 31
	2017	2016
Risk-free interest rate	1.24%	1.00%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	14.92%	15.82%
Expected dividend yield	3.47%	3.45%
Exercise price/share price	$65.75	$53.15
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 67

NOTE 16: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three months ended January 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2017	2016	2017	2016	2017	2016
Net employee benefits expense
Service cost – benefits earned	$110	$83	$4	$5	$3	$2
Net interest cost (income) on net defined benefit liability (asset)	6	(1)	4	5	8	8
Past service cost (credit)[2]	–	–	–	–	–	(12)
Defined benefit administrative expenses	2	2	–	–	1	2
Total expense	$118	$84	$8	$10	$12	$–
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
2	Includes a portion of certain defined benefit pension plans that were settled during the period.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three months ended January 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2017	2016
Principal pension plans	$186	$87
Principal non-pension post-retirement benefit plan	3	3
Other pension and retirement plans[1]	8	9
Total	$197	$99
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at January 31, 2017, the Bank expects to contribute an additional $262 million to its principal pension plans, $13 million to its principal non-pension post-retirement benefit plan, and $30 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2017.

NOTE 17: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 68

The following table presents the Bank's basic and diluted earnings per share for the three months ended January 31, 2017, and January 31, 2016, and the twelve months ended October 31, 2016.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the twelve
	months ended		months ended
	January 31	January 31	October 31
	2017	2016	2016
Basic earnings per share
Net income attributable to common shareholders	$2,456	$2,169	$8,680
Weighted-average number of common shares outstanding (millions)	1,855.8	1,854.1	1,853.4
Basic earnings per share (dollars)	$1.32	$1.17	$4.68
Diluted earnings per share
Net income attributable to common shareholders	$2,456	$2,169	$8,680
Net income available to common shareholders including impact of dilutive securities	2,456	2,169	8,680
Weighted-average number of common shares outstanding (millions)	1,855.8	1,854.1	1,853.4
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	4.5	3.4	3.4
Weighted-average number of common shares outstanding – diluted (millions)	1,860.3	1,857.5	1,856.8
Diluted earnings per share (dollars)[1]	$1.32	$1.17	$4.67
1	For the three months ended January 31, 2017, the computation of diluted earnings per share excluded weighted-average options outstanding of 996 thousand with a weighted-average exercise price of $65.75 as the option price was greater than the average market price of the Bank’s common shares. For the three months ended January 31, 2016, and the twelve months ended October 31, 2016, the computation of diluted earnings per share did not include any weighted-average options where the option price was greater than the average market price of the Bank's common shares.

NOTE 18: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank's provisions.

Provisions
(millions of Canadian dollars)		Litigation and
	Restructuring[1]	Other	Total
Balance as at November 1, 2016	$198	$327	$525
Additions	1	24	25
Amounts used	(47)	(38)	(85)
Release of unused amounts	(6)	(6)	(12)
Foreign currency translation adjustments and other	(3)	(3)	(6)
Balance as at January 31, 2017, before allowance for
credit losses for off-balance sheet instruments	$143	$304	$447
Add: allowance for credit losses for off-balance sheet instruments[2]			516
Balance as at January 31, 2017			$963
1	Includes provisions for onerous lease contracts.
2	Refer to Note 5 for further details.

LITIGATION AND OTHER

Litigation and other primarily include provisions relating to legal reserves. In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at January 31, 2017, the Bank's RPL is from zero to approximately $460 million. The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some matters seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Other than as described below, there have been no material developments in the matters identified in Note 28 of the 2016 Annual Consolidated Financial Statements, and no new matters have arisen requiring disclosure since the issuance of the 2016 Annual Consolidated Financial Statements.

Stanford Litigation ─ The Official Stanford Investors Committee filed an amended intervenor complaint against the Bank on November 4, 2016, and the Bank filed its answer to this amended complaint on December 19, 2016. The two cases filed in the Ontario Superior Court of Justice are being managed together and have moved to the document discovery phase.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 69

Overdraft Litigation ─ The parties' briefing of class certification issues has been completed.

Credit Card Fees ─ The plaintiffs' motion to amend their claims to reinstate the extended class period was unsuccessful and the plaintiffs are appealing to the B.C. Court of Appeal.

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

Details of assets pledged against liabilities and collateral assets held or repledged are shown in the following table:

Sources and Uses of Pledged Assets and Collateral[1]
(millions of Canadian dollars)		As at
	January 31	October 31
	2017	2016
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$313	$187
Interest-bearing deposits with banks	2,950	6,106
Loans	78,608	76,150
Securities	69,258	64,183
Other assets	782	751
	151,911	147,377
Third-party assets[2]
Collateral received and available for sale or repledging	187,345	160,543
Less: Collateral not repledged	(62,716)	(54,464)
	124,629	106,079
	276,540	253,456
Uses of pledged assets and collateral[3]
Derivatives	9,617	12,595
Obligations related to securities sold under repurchase agreements	72,986	63,401
Securities borrowing and lending	54,078	40,368
Obligations related to securities sold short	28,670	29,961
Securitization	34,660	34,601
Covered bond	31,099	28,668
Clearing systems, payment systems, and depositories	4,583	4,521
Foreign governments and central banks	1,404	1,480
Other	39,443	37,861
Total	$276,540	$253,456
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3	Includes $34.2 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at January 31, 2017 (October 31, 2016 – $29.7 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

ASSETS SOLD WITH CONTINGENT REPURCHASE OBLIGATIONS

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions. On April 22, 2016, the Fund was discontinued and merged with another mutual fund managed by the Bank. The mortgages held by the Fund were not merged into the other mutual fund and as a result of the Fund's discontinuation, the mortgages were repurchased from the Fund at a fair value of $155 million. During the three months ended January 31, 2016, the fair value of the mortgages repurchased from the Fund as a result of a liquidity event was $7 million.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 70

NOTE 19: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

The following table summarizes the segment results for the three months ended January 31.

Results by Business Segment[1]
(millions of Canadian dollars, except as noted)

	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
			For the three months ended
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net interest income (loss)	$2,613	$2,491	$1,839	$1,769	$393	$459	$296	$328	$5,141	$5,047
Non-interest income (loss)	2,590	2,540	687	630	464	205	238	188	3,979	3,563
Total revenue[2]	5,203	5,031	2,526	2,399	857	664	534	516	9,120	8,610
Provision for (recovery of)
credit losses	269	228	257	221	(24)	12	131	181	633	642
Insurance claims and related
expenses	574	655	–	–	–	–	–	–	574	655
Non-interest expenses	2,225	2,079	1,434	1,406	524	429	714	739	4,897	4,653
Income (loss) before income taxes	2,135	2,069	835	772	357	223	(311)	(404)	3,016	2,660
Provision for (recovery of)
income taxes	569	556	146	130	90	62	(209)	(202)	596	546
Equity in net income of an
investment in TD Ameritrade	–	–	111	109	–	–	2	–	113	109
Net income (loss)	$1,566	$1,513	$800	$751	$267	$161	$(100)	$(202)	$2,533	$2,223

Total assets	$384,182	$366,296	$380,383	$382,361	$361,872	$368,722	$60,446	$56,205	$1,186,883	$1,173,584
1	The presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share.
2	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.

NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the three months ended January 31, 2017, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively.

The following table summarizes the Bank's regulatory capital positions as at January 31, 2017, and October 31, 2016.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	January 31	October 31
	2017	2016
Capital
Common Equity Tier 1 Capital	$43,721	$42,328
Tier 1 Capital	50,644	49,397
Total Capital	60,670	61,816
Risk-weighted assets used in the calculation of capital ratios[1]
Common Equity Tier 1 Capital	$402,168	$405,844
Tier 1 Capital	402,168	405,844
Total Capital	402,168	405,844
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.9%	10.4%
Tier 1 Capital ratio[1]	12.6	12.2
Total Capital ratio[1]	15.1	15.2
Leverage ratio	4.0	4.0
1	In accordance with the final CAR guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2016, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%, respectively.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 71

NOTE 21: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

NOTE 22: SUBSEQUENT EVENT

Normal Course Issuer Bid

As approved by the Board on March 1, 2017, the Bank announced its intention to initiate an NCIB for up to 15 million of its common shares, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 72

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170, or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on March 2, 2017. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2017.jsp on March 2, 2017, by approximately 12 p.m. ET. A listen-only telephone line is available at 647-794-1827 or 1-800-274-0251 (toll free) and the passcode is 6587007.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2017.jsp. Replay of the teleconference will be available from 6 p.m. ET on March 2, 2017, until 6 p.m. ET on March 31, 2017, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 6587007.

Annual Meeting

Thursday, March 30, 2017

Design Exchange

Toronto, Ontario

TD BANK GROUP • FIRST QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 73